UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
IN RESPECT OF:

                           PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
 (Exact name of registrant as specified in its charter)

                                                                                New Jersey
 (State or other jurisdiction of incorporation or organization)

                                                               6311 - Registration Number 333-158230
 (Primary Standard Industrial Classification Code Number)

                                                          22-2426091
(I.R.S. Employer Identification Number)

c/o Pruco Life Insurance Company of New Jersey
      213 Washington Street, Newark, New Jersey 07102-2992, (800) 778-2255
(Address, including zip code, and telephone number,
including area code, or registrant's principal executive offices)

Thomas C. Castano, Chief Legal Officer
Pruco Life Insurance Company of New Jersey
        213 Washington Street, Newark, New Jersey  07102-2992, (800) 778-2255
                  (Name, address, including zip code, and telephone number,
including area code, of agent for service

Copies to:
Christopher E. Palmer
Goodwin Procter LLP
901 New York Avenue, N.W.
Washington, DC 20001

                                                                     May 1, 2010
 (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐          Accelerated filer ☐

Non-accelerated filer  ☒ (Do not check if a smaller reporting company)    Smaller reporting company  ☐

Calculation of Registration Fee

The registration fee was paid with our original S-1 filing on March 26, 2009.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

May 1, 2010

PRUCO LIFE OF NEW JERSEY
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT

This prospectus is attached to two other types of prospectuses.  The first describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey," "us," "we," or "our"), a stock life insurance company that is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential").  The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund (the "Series Fund").  The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company.  The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.

This prospectus describes the Pruco Life of New Jersey Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option.  Although it is not a mutual fund, in many ways it is like a mutual fund.  Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.

Pruco Life of New Jersey determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options.  It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio.  The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as our estimate of the fair market value of these real properties and other assets change.

The risks of investing in real property are different from the risks of investing in mutual funds.  See RISK FACTORS.  Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options.  See RESTRICTIONS ON WITHDRAWALS.

Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, New Jersey 07102-2992
Telephone: (800) 778-2255

PRPA-2 Ed 5-2010

TABLE OF CONTENTS Page

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS	1

SUMMARY	2
Investment of The Real Property Account Assets	2
Investment Objectives	2
Risk Factors	2
Summary of Charges	3
Availability to Pruco Life of New Jersey Contracts	3

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER	3
Pruco Life Insurance Company of New Jersey	3
Pruco Life of New Jersey Variable Contract Real Property Account	3
The Prudential Variable Contract Real Property Partnership	4
The Investment Manager	4

INVESTMENT POLICIES	5
Overview	5
Investment in Direct Ownership Interests in Real Estate	5
Investments in Mortgage Loans	6
Investments in Sale-Leasebacks	7
General Investment and Operating Policies	8

CURRENT REAL ESTATE-RELATED INVESTMENTS	9
Properties	9

RISK FACTORS	9
Liquidity of Investments	9
General Risks of Real Property Investments	10
Reliance on The Partners and The Investment Manager	11

INVESTMENT RESTRICTIONS	11

DIVERSIFICATION REQUIREMENTS	12

CONFLICTS OF INTEREST	12

THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS	14

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS	14

BORROWING BY THE PARTNERSHIP	15

CHARGES	15

RESTRICTIONS ON WITHDRAWALS	16

RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL PROPERTY ACCOUNT	17

FEDERAL INCOME TAX CONSIDERATIONS	17

DISTRIBUTION OF THE CONTRACTS	17

STATE REGULATION	17

ADDITIONAL INFORMATION	17

EXPERTS	18

LITIGATION	18

REPORTS TO CONTRACT OWNERS	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS	18

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	25

FINANCIAL STATEMENTS	26

FINANCIAL STATEMENTS OF PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT
REAL PROPERTY ACCOUNT	A1

FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY
PARTNERSHIP	B1

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED
RATIOS
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

The following information on per share investment income, capital changes and selected ratios has been provided for your information.  This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership included in this prospectus.

	01/01/2009	01/01/2008	01/01/2007	01/01/2006	01/01/2005
	To	To	To	To	To
	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005

Revenue from real estate and improvements	$3.96	$4.55	$4.25	$3.69	$3.80
Equity in income of real estate partnership	$0.16	$0.15	$0.17	$0.14	$0.04
Dividend income from real estate investment trusts	$0.00	$0.00	$0.00	$0.00	$0.00
Interest and equity income on mortgage and other loans receivable	$0.00	$0.00	$0.00	$0.02	$0.04
Income from other real estate investments	$0.00	$0.00	$0.06	$0.03	$0.00
Interest on short-term investments	$0.01	$0.06	$0.22	$0.27	$0.14

TOTAL INVESTMENT INCOME	$4.13	$4.76	$4.70	$4.15	$4.02

Investment Management fee	$0.40	$0.51	$0.50	$0.45	$0.40
Real Estate Taxes	$0.43	$0.45	$0.36	$0.30	$0.33
Administrative expense	$0.76	$0.88	$0.60	$0.57	$0.62
Operation expense	$1.05	$1.07	$1.03	$0.92	$1.04
Interest expense	$0.26	$0.29	$0.30	$0.26	$0.30
Non-controlling interest in consolidated partnership	($0.11)	($0.08)	$0.02	$0.03	$0.02

TOTAL INVESTMENT EXPENSES	$3.01	$3.12	$2.81	$2.53	$2.71

NET INVESTMENT INCOME	$1.12	$1.64	$1.89	$1.62	$1.29

Net realized gain (loss) on real estate investments sold
or converted	($0.66)	$0.00	$0.10	$0.01	$0.87

Change in unrealized gain (loss) on real estate investments	($6.95)	($6.75)	$0.83	$2.94	$1.47
Non-controlling interest in unrealized gain (loss) on investments	($0.49)	($0.21)	$0.12	$0.29	$0.17

Net unrealized gain (loss) on real estate investments	($6.46)	($6.54)	$0.71	$2.65	$1.30

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS	($7.12)	($6.54)	$0.81	$2.66	$2.17

Net change in share value	($5.77)	($4.90)	$2.68	$4.28	$3.44

Share value at beginning of period	$31.65	$36.55	$33.87	$29.59	$26.15
Share value at end of period	$25.88	$31.65	$36.55	$33.87	$29.59

Ratio of expenses to average net assets (1)	9.33%	8.57%	7.94%	7.98%	9.78%

Ratio of net investment income to average net assets (1)	4.22%	4.55%	5.28%	5.10%	4.64%

Number of weighted shares outstanding at
end of period (000’s)	6,462	6,759	6,759	6,893	7,133

All per share calculations are based on weighted average shares outstanding.
(1)  Average net assets are calculated based on an average of ending monthly net assets.
*Per Share amount less than $0.01 (rounded)

1-Real Property

SUMMARY

This Summary provides a brief overview of the more significant aspects of the Real Property Account.  We provide further detail in the subsequent sections of this prospectus.

The Real Property Account is a separate account of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) created pursuant to New Jersey insurance law.  Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life of New Jersey.  Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account.  Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Pruco Life of New Jersey, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.

Investment of The Real Property Account Assets

The Real Property Account assets are invested primarily in income-producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership"), which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership.  Currently Prudential Investment Management, Inc. ("PIM") serves as the investment manager of the Partnership.  See The Investment Manager.  The Partnership invests at least 65% of its assets in direct ownership interests in:

1.	income-producing real estate;
2.	participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and
3.	real property sale-leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels.  The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land.  Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities.  The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.

Investment Objectives

The investment objectives of the Partnership are to:

1.	preserve and protect the Partnership's capital;
2.	compound income by reinvesting investment cash flow; and
3.	over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.

There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES.

Risk Factors

Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks.  See RISK FACTORS.  These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition.  Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long-term investment.  See RESTRICTIONS ON WITHDRAWALS.

Pruco Life of New Jersey and the investment manager have taken steps that are designed to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments.  Prudential’s management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates.  See CONFLICTS OF INTEREST.

2-Real Property

Summary of Charges

The Partnership pays a daily investment management fee, which amounts to 1.25% per year of the average daily gross assets of the Partnership.  The Partnership also compensates the investment manager for providing certain accounting and administrative services.  See CHARGES.  The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund").  The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners.  You should read the Contract prospectus for a description of those charges.

Availability to Pruco Life of New Jersey Contracts

The Real Property Account is currently available to purchasers of Pruco Life of New Jersey's Variable Appreciable Life® Insurance Contracts, Variable Life Insurance Contracts, Discovery® Life Plus Contracts and Discovery® Plus Contracts.  It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax-qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code.  See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS.  For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life of New Jersey Variable Appreciable Account, a separate account of Pruco Life of New Jersey registered as a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same:  (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life of New Jersey Variable Appreciable Account and what portion is invested in the Real Property Account.  The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF
 NEW JERSEY, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL
 PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL
 PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER

Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey, a stock life insurance company, was organized on September 17, 1982 under the laws of the State of New Jersey.  It is licensed to sell life insurance and annuities only in the States of New Jersey and New York.  These Contracts are not offered in any state in which the necessary approvals have not yet been obtained.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company that has been doing business since October 13, 1875.  Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company.  As Pruco Life of New Jersey’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life of New Jersey and Prudential.  However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life of New Jersey may owe under the Contract.

Pruco Life of New Jersey Variable Contract Real Property Account

The Real Property Account was established on October 30, 1987 under New Jersey law as a separate investment account.  The Real Property Account meets the definition of a "separate account" under the federal securities laws.  The Real Property Account holds assets that are separated from all of Pruco Life of New Jersey's other assets.  The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.

The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life of New Jersey.  Pruco Life of New Jersey is also the legal owner of the Real Property Account assets.  Pruco Life of New Jersey will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account.  These assets may not be charged with liabilities, which arise from any other business that Pruco Life of New Jersey conducts.  In addition to these assets, the Real Property Account's assets may include funds contributed by Pruco Life of New Jersey, and reflect any accumulations of the charges Pruco Life of New Jersey makes against the Real Property Account.  See VALUATION OF CONTRACT OWNER’S PARTICIPATING INTERESTS.

3-Real Property

Pruco Life of New Jersey will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account.  Pruco Life of New Jersey may withdraw or redeem its investment in the Real Property Account at any time.  We will not make any such redemption if it will have a materially adverse impact on the Real Property Account.  Accumulations of charges will be withdrawn on a regular basis.

Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life of New Jersey. Contract owners have no voting rights with respect to the Real Property Account.  The Real Property Account is under the control and management of Pruco Life of New Jersey.  The Board of Directors and officers of Pruco Life of New Jersey are responsible for the management of the Real Property Account.  No salaries of Pruco Life of New Jersey personnel are paid by the Real Property Account.  Information regarding the directors and officers of Pruco Life of New Jersey is contained in the attached prospectus for the Contract.  The financial statements of the Real Property Account begin on page A1.

The Prudential Variable Contract Real Property Partnership

The assets of the Real Property Account are invested in the Partnership.  The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among Prudential, Pruco Life, and Pruco Life of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool.  This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company.  All amounts allocated to the Real Property Account are contributed by Pruco Life of New Jersey to the Partnership.  Pruco Life of New Jersey's general partnership interest in the Partnership is held in the Real Property Account.

The initial contributions to the Partnership were made on April 29, 1988.  Prudential contributed  $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year.  Those assets had an estimated market value of $91,538,737 on that date.  Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.

The Partnership assets are valued on each business day.  The value of each Partner's interest will fluctuate with the investment performance of the Partnership.  In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership.  When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life of New Jersey will contribute that amount to the Partnership as a capital contribution.  It will correspondingly increase the Real Property Account's interest in the Partnership.  Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments.  For more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

Contract owners have no voting rights with respect to the Partnership operations.  The financial statements of the Partnership begin on page B1.

The Investment Manager

Currently, Prudential Investment Management, Inc. acts as investment manager of the Partnership.  PIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.

PIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships.  As of December 31, 2009, PIM managed $53.4 billion of net domestic real estate mortgages and equities of which $29.6 billion is in Prudential’s general account and 23.8 billion is in separate accounts and other third party accounts.  Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value.  For a discussion of how the Partnership's real estate-related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

4-Real Property

PIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group.  Prudential Real Estate Investors (“PREI”™) is the unit responsible for the investments of the Real Property Partnership.  PREI's investment staff is responsible for both general account and third party account real estate investment management activities.

PREI provides global investment management services to institutional investors worldwide.  PREI is headquartered in Parsippany, New Jersey and has 5 field offices across the United States.  As of December 31, 2009, PREI had under management, within the US, approximately 31.4 million net rentable square feet of office real estate, 36.6 million net rentable square feet of industrial real estate, 30.9 million net rentable square feet of retail real estate, 110,145 hotel rooms, 2.0 million multifamily residential units, and 15.3 million units of self-storage real estate.

PIM has entered into an administrative services agreement with Prudential, Pruco Life, and Pruco Life of New Jersey under which it pays the companies a fee for performing certain of PIM’s record keeping and other obligations under its investment management agreement with the Partnership.

INVESTMENT POLICIES

Overview

The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.  The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties.  Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements.  The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.

Investment in Direct Ownership Interests in Real Estate

Acquisition.  The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income-producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels.  The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land.  Property acquisitions will generally be carried out by the real estate acquisition offices in PREI's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California.  A field office or an affiliate of Prudential Financial supervises the management of properties in all of PIM's accounts.

Proposals to acquire properties for the Partnership are usually originated by a field office.  They are reviewed and approved by the Investment Management Committee of PREI.  Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.

Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies.

In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses.  To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules.  However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income.  Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing.  The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions.  See CONFLICTS OF INTEREST.

The property acquired by the Partnership is usually real estate, which is ready for use.  Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate.  From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives.  The Partnership will then be subject to those risks.

5-Real Property

The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests.  These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.

Property Management and Leasing Services.  The Partnership usually retains a management company operating in the area of a property to perform local property management services.  A field office or other affiliate of Prudential Financial will usually:  (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets.  In addition to day-to-day management of the property, the local management company will have responsibility for:  (1) supervision of any on-site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants.  The local management company fees will reduce the cash flow from the property to the Partnership.

The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies.  The leasing company will coordinate with the property management company to provide marketing and leasing services for the property.  When the property management company is qualified to handle leasing, it may also be hired to provide leasing services.  Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.

PREI may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area.  See CONFLICTS OF INTEREST.

Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property.  It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property.  The approval of an officer of PREI is required.  The field office will also periodically report the operating performance of the property to PREI.

Investments in Mortgage Loans

Types of Mortgage Loans

The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a Participation (as defined below).  The Partnership will not make mortgage loans to Prudential Financial affiliates.

The Partnership intends to give mortgage loans on:  (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high-rise apartment buildings).  These loans are usually secured by properties with income-producing potential based on historical or projected data.  Usually, they are not personal obligations of the borrower and are not insured or guaranteed.

1. First Mortgage Loans.  The Partnership will primarily make first mortgage loans secured by mortgages on existing income-producing property. These loans may provide for interest-only payments and a balloon payment at maturity.

2. Wraparound Mortgage Loans.  The Partnership also may make wraparound mortgage loans on income-producing properties which are already mortgaged to unaffiliated entities.  A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan.  The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan.  Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it.  The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property which secures the loan.

3. Junior Mortgage Loans.  The Partnership may also invest in other junior mortgage loans.  Junior mortgage loans will be secured by mortgages which are subordinate to one or more prior liens on the real property.  They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages.  Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.

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The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.

4. Participations.  The Partnership may make mortgage loans, which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "Participation") in the economic benefits of the underlying property.  The Partnership would receive a percentage of:  (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property.  These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership from that investment will generally be less than would otherwise be the case.  It is expected that the Partnership will be entitled to percentage Participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased.  The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on:  (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.

The Partnership intends to use this additional interest as a hedge against inflation.  It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value.  There is no assurance that additional interest or increased property values will be received.  In that event, the Partnership will be entitled to receive only the fixed portion of its return.

Standards for Mortgage Loan Investments

In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income-producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.

Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate.  In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.

Dealing With Outstanding Loans

The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives.  The investment manager may also:  (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.

Investments in Sale-Leasebacks

A portion of the Partnership's investments may consist of real property sale-leaseback transactions ("Leasebacks").  In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease.  Leasebacks may be for very long periods and may provide for increasing payments from the lessee.

Under the terms of the Leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including:  (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance.  In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years.  The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.

In some Leaseback transactions, the Partnership may only purchase the land under an income-producing building and lease the land to the building owner.  In such cases, the Partnership may seek, in addition to base rents in its Leasebacks, Participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events).  The Partnership may invest in Leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien.  In those situations, the Partnership's Leaseback interest will be subject to greater risks.

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The Partnership will only acquire a property for a Leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value.  The Partnership may dispose of its Leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.

General Investment and Operating Policies

The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or Leasebacks in order to make short-term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership.  The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise.  The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus.  The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.

In making investments in properties, mortgage loans, Leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition.  The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers.  Each appraisal will be maintained in the Partnership records for at least five years.  It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.

The Partnership usually purchases properties on an unleveraged basis.  The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition.  The Partnership may, however, acquire properties subject to existing mortgage loans.  In addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value.  Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives.  When the Partnership mortgages its properties, it bears the expense of mortgage payments.  See BORROWING BY THE PARTNERSHIP.

The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.

The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts.  In order to meet the diversification requirements under the regulations, the Partnership will meet the following test:  (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment.  The Partnership must meet the above test within 30 days of the end of each calendar quarter.  To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.

In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants.  The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.

Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing.  It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan.  The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.  See CONFLICTS OF INTEREST.

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The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940.  This requires monitoring the proportion of the Partnership's assets to be placed in various investments.

CURRENT REAL ESTATE-RELATED INVESTMENTS

The current principal real estate-related investments held by the Partnership are described below.  Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the “Pruco Life Account”), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life.  Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership.  Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.

Properties

The Partnership owns the following properties as of December 31, 2009.

1.	Office Properties
The Partnership owns office properties in Lisle, Illinois; Brentwood, Tennessee; and Beaverton, Oregon. Total square footage owned is approximately 372,007, of which 75%, or 279,838 square feet, are leased between 1 and 10 years.

2.	Apartment Complexes
The Partnership owns apartment properties in Atlanta, Georgia; Austin, Texas; Charlotte, North Carolina; and Raleigh, North Carolina, comprising a total of 855 apartment units, of which 95%, or 809 units, are leased. Leases range from month-to-month to sixteen months.

3.	Retail Property
The Partnership owns retail properties in Ocean City, Maryland; Hampton, Virginia; Dunn, North Carolina; and Westminster, Maryland. Total square footage owned is approximately 655,855 of which 78%, or 512,734 square feet, are leased between 1 and 30 years.

4.	Hotel Property
The Partnership owns a hotel property in Lake Oswego, Oregon. This joint venture investment has 161 rooms. Occupancy for the year ended 2009 averaged 61%.

5.	Investment in Real Estate Trust
The Partnership liquidated its entire investment in REIT shares in December 2001. The Partnership does, however, maintain a preferred equity investment in an existing private real estate investment trust, or “REIT”.

RISK FACTORS

There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account.  These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS), certain conflicts of interest, (see CONFLICTS OF INTEREST), as well as the following risks:

Liquidity of Investments

Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts.  The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account.  Such withdrawals would be made in order  to meet requested or required payments under the Contracts.  The Partnership may also borrow funds to meet liquidity needs.  See BORROWING BY THE PARTNERSHIP.

We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements.  It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.

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General Risks of Real Property Investments

By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments.  These include:

1. Risks of Ownership of Real Properties.  The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules.  It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates.  Operation of property in which the Partnership invests will primarily involve rental of that property to tenants.  The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership.  If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant.  Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.

The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars), which are either uninsurable or not economically insurable.

2. Risks of Mortgage Loan Investments.  The Partnership's mortgage loan investments will be subject to the risk of default by the borrowers.  In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans.  A borrower's ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers.  The Partnership will only rely on the value of the underlying property for its security.  Mechanics', material men's, government, and other liens may have or obtain priority over the Partnership's security interest in the property.

In addition, the Partnership's mortgage loan investments will be subject to prepayment risks.  If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.

Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees.  In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.

The risk of lending on real estate increases as the proportion, which the amount of the mortgage loan bears to the fair market value of the real estate increases.  The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan.  There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.

Mortgage loans made by the Partnership may be subject to state usury laws.  These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages.  The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.

3. Risks with Participations.  The Partnership may seek to invest in mortgage loans and Leasebacks with Participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts.  If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition.  If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation.  State laws may limit Participations.  In the event of the borrower’s bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts.  The Partnership will structure its Participations to avoid being characterized as a partner or joint venturer with the borrower.

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4. Risks with Sale-Leaseback Transactions.  Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party.  The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any.  The tenants’ leases may have shorter terms than the leaseback.  Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.

PREI investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions.  However, a lessee in a leaseback transaction may have few, if any, assets.  The Partnership will therefore rely for its security on the value of the land and improvements.  When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk.  A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long-term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals.  However, this risk may be lessened if the Partnership obtains Participations in connection with its leasebacks.

Reliance on The Partners and The Investment Manager

You do not have a vote in determining the policies of the Partnership or the Real Property Account.  You also have no right or power to take part in the management of the Partnership or the Real Property Account.  The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions.  Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.

The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates.  See CONFLICTS OF INTEREST.  There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.

Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments, which may be acquired by the Partnership.  You must depend upon the ability of the investment manager to select investments.

INVESTMENT RESTRICTIONS

The Partnership has adopted certain restrictions relating to its investment activities.  These restrictions may be changed, if the law permits, by the Partners.  Pursuant to these restrictions, the Partnership will not:

1.	Make any investments not related to real estate, other than liquid instruments and securities.

2.	Engage in underwriting of securities issued by others.

3.	Invest in securities issued by any investment company.

4.	Sell securities short.

5.	Purchase or sell oil, gas, or other mineral exploration or development programs.

6.	Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7.	Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8.
Borrow more than 331/3% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals).  See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

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DIVERSIFICATION REQUIREMENTS

The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts.  Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments.  To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.

CONFLICTS OF INTEREST

The investment manager, will be subject to various conflicts of interest in managing the Partnership. PIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit-sharing plans. PIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons.  In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans.  Prudential Financial and its affiliates may engage in business activities, which will be competitive with the Partnership.  Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.

The potential conflicts involved in managing the Partnership include:

1. Lack of Independent Negotiations between the Partnership and The Investment Manager.  All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial, may not be the result of arm's-length negotiations.

2. Competition by the Partnership with Prudential Financial’s Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities.  They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments.  Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership.  In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, Leasebacks, and the management and sale of such investments.  Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.

Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above.  If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest.  The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by PREI. The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management.  Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PREI (“CEO”).  Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity.  Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities:  (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.

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If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee.  If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts, which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.

3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel.  As noted above, PIM and Prudential Financial affiliates are involved in numerous real estate investment activities.  Accordingly, many of the personnel of PIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time.  Conflicts of interest may arise with respect to allocating time among such entities and the Partnership.  The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs.  Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.

4. Competitive Properties.  Some properties of affiliates may be competitive with Partnership properties.  Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.

5. Lessee Position.  It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership.  The terms of such a lease will be competitive with leases with non-affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.

6. Use of Affiliates to Perform Additional Services for the Partnership.  The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate-related services.  The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.

7. Joint Ventures with Affiliates.  The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor.  The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met:  (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage).  In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree.  However, in the event of a disagreement regarding a proposed sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment.  If this happens, it is possible that in the future the joint venture partners would no longer be affiliated.  In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment.  The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.

If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present.  These risks include risks associated with the possible bankruptcy of the Partnership's co-venturer or such co-venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.

8. Purchase of Real Property From Prudential Financial or Affiliates.  The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if:  (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.

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THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN
CONTRACTS

Pruco Life of New Jersey has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code.  Accordingly, owners of Pruco Life of New Jersey Contracts that are purchased in connection with:  (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Pruco Life of New Jersey is able to comply with state insurance law requirements that policy loans be made available to Contract owners.

VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS

A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account.  Thereafter, that value will change daily.  The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount.  Some of the charges will be made:  (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization.  Periodically Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.

The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day.  The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership’s liquid securities and instruments, the individual real properties and the other real estate-related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate-related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership.  See CHARGES.

The Partnership may invest in various liquid securities and instruments.  These investments will generally be carried at their market value as determine by a valuation method, which the Partners deem appropriate for the particular type of liquid security or instrument.

The value of the individual real properties and other real estate-related investments, including mortgages, acquired by the Partnership will be determined as follows.  Each property or other real estate-related investment acquired by the Partnership will initially be valued at its purchase price.  In acquiring a property or other real estate-related investment, PIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value.  Thereafter, all properties and most real estate-related investments will ordinarily be appraised by an independent appraiser at least annually.  At least every three months, PIM will review each property or other real estate-related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate-related investment since the last valuation.  The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal.  It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.

The estimated amount of the net operating income of the Partnership from properties and other real estate-related investments will be based on estimates of revenues and expenses for each property and other real estate-related investments.  Annually, PIM will prepare a month-by-month estimate of the revenues and expenses ("Estimated Net Operating Income") for each property and other real estate-related investments owned by the Partnership.  Each day PIM will add to the value of the assets, as determined above, a proportionate part of the Estimated Net Operating Income for the month.  In effect, PIM will establish a daily accrued receivable of the Estimated Net Operating Income from each property and other real estate-related investments owned by the Partnership (the "Daily Accrued Receivable").  On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate-related investments ("Actual Net Operating Income").  Such Actual Net Operating Income will be recognized on the books of the Partnership and the amount of the then-outstanding daily accrued receivable will be correspondingly adjusted.  In addition, as cash from a property or other real estate-related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted.  Periodically, but at least every three months, PIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted.  PIM follows this practice of accruing Estimated Net Operating Income from properties and other real estate-related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily.  Because the daily accrual of Estimated Net Operating Income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.

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PIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate-related investment.  For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events, which affect the property values of the surrounding area.  There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PIM.  Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected.  All adjustments made to the valuation of the Partnership's investments, including adjustments to Estimated Net Operating Income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate-related investments, will be on a prospective basis only.

The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments.  Changes in the method of valuation could result in a change in the Contract Fund values, which may have either an adverse or beneficial effect on Contract owners.  Information concerning any material change in the valuation method will be given to all Contract owners in the annual report of the operations of the Real Property Account.

Although the above-described valuation methods have been adopted because the Partners believe they will provide a reasonable way to estimate the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets.  Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments.  If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated.  A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners.  The converse situation will exist if the Partnership's assets are undervalued.

BORROWING BY THE PARTNERSHIP

The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 331/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings.  The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership.  Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS).  Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss.  It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.

CHARGES

Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership.  Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees.  After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets.  Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST.  In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.

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As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account.  From time to time, Pruco Life of New Jersey will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges.  Aside from the charges to the Contracts, Pruco Life of New Jersey does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

The Partnership is not a taxable entity under the provisions of the Internal Revenue Code.  The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership.  The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life of New Jersey.  Pruco Life of New Jersey is currently not charging the Real Property Account for company federal income taxes.  Pruco Life of New Jersey may make such a charge in the future.

Under current laws Pruco Life of New Jersey may incur state and local taxes (in addition to premium taxes) in several states.  At present, Pruco Life of New Jersey does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life of New Jersey may decide to charge the Real Property Account for such taxes in the future.

RESTRICTIONS ON WITHDRAWALS

Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts.  Pruco Life of New Jersey reserves the right to restrict transfers into or out of the Real Property Account.  Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life of New Jersey will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.

Generally, we will pay any death benefit, cash surrender value, loan proceeds, or partial withdrawal within seven days after all the documents required for such a payment are received at the Payment Office.  Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office.

The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required.  If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life of New Jersey will seek to obtain such funds by withdrawing a portion of its interest in the Partnership.  The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds.  If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 331/3% (pursuant to California state requirements) of the value of the Partnership's assets.  See BORROWING BY THE PARTNERSHIP.  If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life of New Jersey may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.

Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30-day period beginning on the Contract anniversary.  The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000.  Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary.  Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received.  The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next.  Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.  Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.

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RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL
PROPERTY ACCOUNT

As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time-consuming process.  Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non-securities real estate investments, is strictly limited.  For these reasons, Pruco Life of New Jersey reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account.  Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.

FEDERAL INCOME TAX CONSIDERATIONS

The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected.  Pruco Life of New Jersey believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account.  The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment.  See General Investment and Operating Policies.  Pruco Life of New Jersey urges you to consult a qualified tax adviser.

Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life of New Jersey, with respect to the Real Property Account.  The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code.  The earnings of the Real Property Account are taxed as part of the operations of Pruco Life of New Jersey.  No charge is currently being made to the Real Property Account for company federal income taxes.  We may make such a charge in the future, see CHARGES.

DISTRIBUTION OF THE CONTRACTS

As explained in the attached prospectus for the Contracts, Pruco Securities, LLC, a wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts.  Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.

STATE REGULATION

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition.  It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, relating to the offering described in this prospectus.  This prospectus does not include all of the information set forth in the registration statement.  Certain portions have been omitted pursuant to the rules and regulations of the SEC.  All reports and information filed by Pruco Life of New Jersey can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (202) 551-8090.

The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

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Further information may also be obtained from Pruco Life of New Jersey.  The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of The Prudential Variable Contract Real Property Partnership (the "Partnership") as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, the financial statement schedules of the Partnership as of December 31, 2009 and the financial statements of Pruco Life of New Jersey Variable Contract Real Property Account as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

LITIGATION

No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.

REPORTS TO CONTRACT OWNERS

If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life of New Jersey will mail you an annual report containing audited financial statements for the Partnership and an annual statement showing the status of your Contract Fund and any other information that may be required by applicable regulation or law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

All of the assets of the Real Property Account, or the “Account” are invested in the Partnership. Accordingly, the liquidity and capital resources and results of operations for the Account are contingent upon those of the Partnership. Therefore, this management’s discussion and analysis addresses these items at the Partnership level. The partners in the Partnership are Prudential, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey, or collectively, the “Partners”.

The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited Consolidated Financial Statements of the Account and the Partnership and the related Notes included in this filing.

(a) Liquidity and Capital Resources

As of December 31, 2009, the Partnership’s liquid assets, consisting of cash and cash equivalents, were approximately $24.5 million, a decrease of approximately $3.2 million from $27.7 million at December 31, 2008.  The decrease was primarily due to a distribution to the partners of $8.0 million, the repayment of a loan at the apartment investment in Atlanta, Georgia, and capital expenditures on existing properties, as discussed below.  Partially offsetting this decrease were cash flows received from the Partnership’s operating activities, and proceeds from the sales of a retail investment in Roswell, Georgia and an outparcel at the retail investment in Dunn, North Carolina, as detailed below.  Sources of liquidity included net cash flow from property operations, financings, and interest from short-term investments.  The Partnership uses cash for its real estate investment activities and for its distributions to its partners.  As of December 31, 2009, approximately 12.0% of the Partnership’s total assets consisted of cash and cash equivalents.

The Partnership did not have any acquisitions for the year ended December 31, 2009.  The Partnership paid off an $8.7 million loan at the apartment property in Atlanta, Georgia on October 1, 2009.

Dispositions for the year ended December 31, 2009 included the sale of two assets. On May 1, 2009, the Partnership sold the retail property in Roswell, Georgia, resulting in net proceeds of $9.7 million to the Partnership. On November 10, 2009, the Partnership sold an outparcel at the retail property in Dunn, North Carolina, resulting in net proceeds of $0.4 million to the Partnership.

During the year ended December 31, 2009, the Partnership spent approximately $3.4 million on capital improvements to various existing properties. Approximately $1.0 million was associated with tenant improvements, leasing expenses, and interior upgrades at the office property in Brentwood, Tennessee; approximately $1.0 million funded tenant improvements, leasing expenses, and interior upgrades at the office property in Lisle, Illinois; approximately $0.4 million contributed to the renovation of the hotel property in Lake Oswego, Oregon; and approximately $0.4 million financed exterior repair and interior renovation at the apartment property in Atlanta, Georgia. The remaining $0.6 million was associated with minor capital improvements and transaction costs associated with leasing expenses related to other properties in the Partnership.

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(b) Results of Operations

The following is a comparison of the Partnership’s results of operations for the periods ended December 31, 2009 and 2008.

Net Investment Income Overview

The Partnership’s net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2009 was approximately $7.3 million, a decrease of approximately $3.9 million from the prior year.  The decrease in net investment income attributable to the general partners’ controlling interest was attributable to declines in every sector’s net investment income attributable to the general partners’ controlling interest ranging from approximately $1.6 million to $0.5 million during the year ended December 31, 2009 from the prior year, as depicted in the table on the following page.  Partially offsetting these decreases was a decrease in other income losses of approximately $0.2 million from the prior year.  The components of this net investment income attributable to the general partners’ controlling interest are discussed below by investment type.

Valuation Overview

The Partnership recorded a net realized loss attributable to the general partners’ controlling interests of approximately $4.3 million for the year ended December 31, 2009, compared with no realized gain/(loss) attributable to the general partners’ controlling interest for the prior year.  The Partnership recorded a net unrealized loss attributable to the general partners’ controlling interest of approximately $41.7 million for the year ended December 31, 2009, compared with a net unrealized loss attributable to the general partners’ controlling interest of approximately $44.2 million for the prior year. The net unrealized loss attributable to the general partners’ controlling interest of approximately $41.7 million for the year ended December 31, 2009 was primarily attributable to valuation declines in every sector primarily due to increased investment rates suggesting an industry-wide repricing. Investment rates include direct and terminal capitalization rates, and discount rates, which reflect investors’ yield requirements on investments. The increase in investment rates was caused by the national economic downturn, frozen credit markets, weakening market fundamentals, and deteriorated demand for commercial real estate. The components of these valuation losses are discussed below by investment type.

The following table presents a comparison of the Partnership’s sources of net investment income attributable to the general partners’ controlling interest, and realized and unrealized gain or (loss) attributable to the general partners’ controlling interests or losses attributable to the general partners’ controlling interests by investment type for the years ended December 31, 2009 and 2008.

Twelve Months Ended December 31,
	2009	2008
Net Investment Income:

Office properties	$2,463,010	$3,893,422
Apartment properties	2,674,979	3,129,457
Retail properties	4,425,357	6,062,399
Hotel property	620,724	1,213,328
Other (including interest income, investment mgt fee, etc.)	(2,933,380)	(3,160,422)
Total Net Investment Income	$7,250,690	$11,138,184

Net Realized Gain (Loss) on Real Estate Investments:

Retail properties	(4,254,196)	-
Net Realized Gain (Loss) on Real Estate Investments	(4,254,196)	-

Net Unrealized Gain (Loss) on Real Estate Investments:

Office properties	(15,609,886)	(6,677,199)
Apartment properties	(9,659,969)	(12,344,133)
Retail properties	(12,728,430)	(23,864,965)
Hotel property	(3,732,245)	(1,347,338)
Net Unrealized Gain (Loss) on Real Estate Investments	(41,730,530)	(44,233,635)

Net Realized and Unrealized Gain (Loss) on Real Estate Investments	($45,984,726)	(44,233,635)

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OFFICE PROPERTIES

Year Ended December 31, 2009	Net Investment Income/(Loss) 2009	Net Investment Income/(Loss) 2008	Unrealized Gain/(Loss) 2009	Unrealized Gain/(Loss) 2008	Occupancy 2009	Occupancy 2008
Property
Lisle, IL	$44,274	$767,766	$(3,809,684)	$(2,664,209)	48%	70%
Brentwood, TN	149,890	972,063	(6,012,154)	(83,142)	70%	83%
Beaverton, OR	1,178,698	1,090,039	(2,612,641)	(2,911,733)	88%	88%
Brentwood, TN	1,090,148	1,063,554	(3,175,407)	(1,018,115)	100%	100%
	$2,463,010	$3,893,422	$(15,609,886)	$(6,677,199)

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s office properties was approximately $2.5 million for the year ended December 31, 2009, a decrease of approximately 1.4 million from the prior year. The decrease in net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2009 was primarily the result of (a) a $0.8 million decrease at the property in Brentwood, Tennessee due to a decrease in occupancy and free rent given to the largest existing tenant; and (b) a $0.7 million decrease at the property in Lisle, Illinois due to a decrease in occupancy. These decrease were partially offset by an increase in net investment income attributable to the general partners’ controlling interest at the property in Beaverton, Oregon due to increased contract rents.

Unrealized Gain/(Loss)

The office properties owned by the Partnership recorded a net unrealized loss attributable to the general partners’ controlling interest of approximately $15.6 million during the year ended December 31, 2009, compared with a net unrealized loss attributable to the general partners’ controlling interest of approximately $6.7 million for the prior year.  The net unrealized loss attributable to the general partners’ controlling interest of approximately $15.6 million for the year ended December 31, 2009 was primarily due to increased investment rates and more conservative market leasing assumptions across the office sector that caused each property to decline in value. Specifically, this contributed to the net unrealized losses attributable to the general partners’ controlling interest of approximately $2.6 million and $3.2 million at the properties in Beaverton, Oregon and Brentwood, Tennessee, respectively.  In addition, prolonged free rent and significant leasing costs associated with the renewal of the property’s largest tenant at the property in Brentwood, Tennessee resulted in decreased cash flows, which contributed to its net unrealized loss attributable to the general partners’ controlling interest of approximately $6.0 million. Finally, at the office property in Lisle, Illinois, notification from the property’s largest tenant of its intent to vacate upon lease expiration in January 2009 resulted in decreased projected cash flows, which contributed to its net unrealized loss attributable to the general partners’ controlling interest of approximately $3.8 million.

APARTMENT PROPERTIES

Year Ended December 31, 2009	Net Investment Income/(Loss) 2009	Net Investment Income/(Loss) 2008	Unrealized Gain/(Loss) 2009	Realized/ Unrealized Gain/(Loss) 2008	Occupancy 2009	Occupancy 2008
Property
Atlanta, GA	$512,311	$480,064	$(1,999,912)	$(4,362,625)	92%	91%
Raleigh, NC	332,684	608,481	(1,679,426)	(3,258,506)	93%	87%
Austin, TX)	1,260,713	1,440,973	4,083,628	2,108,514	95%	92%
Charlotte, NC	569,271	599,939	(1,897,003)	(2,614,488)	91%	90%
	$2,674,979	$3,129,457	$(9,659,969)	$(12,344,133)

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Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s apartment properties was approximately $2.7 million for the year ended December 31, 2009, a decrease of approximately $0.5 million from the prior year. The decrease in net investment income attributable to the general partners’ controlling interest for the year ended December 31, 2009 was primarily due to decreased contract rents and increased concessions at the apartment properties in Raleigh, North Carolina; Austin, Texas; and Charlotte, North Carolina.

Unrealized Gain/(Loss)

The apartment properties owned by the Partnership recorded a net unrealized loss attributable to the general partners’ controlling interest of approximately $9.7 million for the year ended December 31, 2009, compared with a net unrealized loss attributable to the general partners’ controlling interest of approximately $12.3 million for the prior year.  The net unrealized loss attributable to the general partners’ controlling interest for the year ended December 31, 2009 was primarily due to increased investment rates and more conservative market leasing assumptions across the apartment sector that caused each property to decline in value.

RETAIL PROPERTIES

Year Ended December 31, 2009	Net Investment Income/(Loss) 2009	Net Investment Income/(Loss) 2008	Realized/ Unrealized Gain/(Loss) 2009	Unrealized Gain/(Loss) 2008	Occupancy 2009	Occupancy 2008
Property
Roswell, GA(1)	$136,726	$1,674,996	$(4,452,106)	$(10,610,373)	N/A	38%
Kansas City, KS(2)	21,904	(15,941)	-	-	N/A	N/A
Hampton, VA	967,392	1,318,984	(4,825,583)	(3,160,726)	89%	98%
Ocean City, MD	1,113,478	820,593	(2,121,292)	(686,899)	96%	95%
Westminster, MD	1,214x240x	1,181,465	(3,800,156)	(3,394,988)	100%	100%
Dunn, NC(3)	(101,433)	81,363	(116,789)	(3,484,491)	36%	34%
CARS Preferred Equity	1,073,860	1,000,939	(1,666,700)	(2,527,488)	N/A	N/A
	$4,425,357	$6,062,399	$(16,982,626)	$(23,864,965)

(1)	The Roswell, Georgia retail property was sold on May 1, 2009, which is reflected as a realized gain/(loss).
(2)	The Kansas City, Kansas retail property was sold on June 29, 2007 but certain post-closing adjustments were recognized during the six months ended June 30, 2009.
(3)	A portion of the Dunn, North Carolina retail property was sold on November 12, 2009, which is reflected as a realized gain/(loss).

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s retail properties was approximately $4.4 million for the year ended December 31, 2009, a decrease of approximately $1.6 million from the prior year.  The decrease was primarily due to (a) loss of operating income from the Roswell, Georgia retail property sold on May 1, 2009; (b) increased vacancy and reduced rents at the Hampton, Virginia retail property; and (d) a one-time occurrence related to bad debt expense at the retail property in Dunn, North Carolina.  Partially offsetting these losses was an increase in net investment income attributable to the general partners’ controlling interest at the property in Ocean City, Maryland due to completion of renovation and increased occupancy over the course of the year.

Realized and Unrealized Gain/Loss

The retail properties owned by the Partnership recorded a net realized and unrealized loss attributable to the general partners’ controlling interest of approximately $17.0 million for the year ended December 31, 2009, compared with a net unrealized loss attributable to the general partners’ controlling interest of approximately $23.9 million for the prior year.  The net unrealized loss attributable to the general partners’ controlling interest for the year ended December 31, 2009 was primarily due to increased investment rates and more conservative market leasing assumptions across the retail sector based on declining retail property fundamentals and decreased national consumption, which caused each property to decline in value. The net realized and unrealized loss attributable to the general partners’ controlling interest was also partially attributable to the $4.5 million realized loss recorded at the retail property in Roswell, Georgia upon sale on May 1, 2009.

21-Real Property

HOTEL PROPERTY

Year Ended December 31, 2009	Net Investment Income/(Loss) 2009	Net Investment Income/(Loss) 2008	Unrealized Gain/(Loss) 2009	Unrealized Gain/(Loss) 2008	Occupancy 2009	Occupancy 2008
Property
Lake Oswego, OR	$620,724	$1,213,328	$(3,732,245)	$(1,347,338)	61%	71%

Net Investment Income

Net investment income attributable to the general partners’ controlling interest for the Partnership’s hotel property was approximately $0.6 million for the year ended December 31, 2009, reflecting a decrease of approximately $0.6 million from the prior year due to lost occupancy and decreased revenue per available room.

Unrealized Gain/Loss

The hotel property owned by the Partnership recorded an unrealized loss attributable to the general partners’ controlling interest of approximately $3.7 million for the year ended December 31, 2009, compared with an unrealized loss attributable to the general partners’ controlling interest of approximately $1.3 million for the prior year.  The unrealized loss attributable to the general partners’ controlling interest for the year ended December 31, 2009 reflects increased investment rates and decreased average daily rate growth projections.

Other

Other net investment loss decreased approximately $0.2 million during the year ended December 31, 2009 from the prior year. Other net investment loss includes interest income from short-term investments, investment management fees, and portfolio level expenses.

(c) Inflation

A majority of the Partnership’s leases with its commercial tenants provide for recoveries of expenses based upon the tenant’s proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may partially reduce the Partnership’s exposure to increases in operating costs resulting from inflation.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or “U.S. GAAP”, requires the application of accounting policies that often involve a significant degree of judgment.  Management reviews critical estimates and assumptions on an ongoing basis.  If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the unaudited Consolidated Financial Statements of the Account and the Partnership may change significantly.

The following sections discuss those critical accounting policies applied in preparing the audited Consolidated Financial Statements of the Account and the Partnership that are most dependent on the application of estimates and assumptions.

Accounting Pronouncements Adopted

The Partnership adopted the FASB interpretation guidance on accounting for uncertainty in income taxes as of January 1, 2007.  This interpretation prescribes a comprehensive model for how a partnership should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a partnership has taken or expects to take on a tax return.  The adoption of this guidance had no effect on the financial position and result of operations of the Partnership.

In September 2006, the FASB issued authoritative guidance for fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires additional disclosures related to fair value measurements. This guidance does not require any new fair value measurements, but the application of this guidance could change current practices in determining fair value. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Partnership’s adoption effective January 1, 2008 did not have any material effect on the Partnership’s financial position and result of operations. Please refer to Notes 2D and 5 for details.

22-Real Property

In February 2007, the FASB issued authoritative guidance on the fair value option for financial assets and financial liabilities, which provides entities with an option to report selected financial assets and liabilities at fair value. This guidance also amended certain provisions in the existing guidance for investments in debt and equity securities. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Partnership adopted this guidance effective January 1, 2008, however, the Partnership did not make a fair value option election for its existing debt. The Partnership’s adoption did not have any effect on the Partnership’s consolidated financial position and results of operations.  Please refer to Note 5 of the related Notes in this filing for details.

In December 2007, FASB revised authoritative guidance for business combinations, which expands the definition of a business and redefines the acquisition date in a merger and acquisition transaction. It significantly modifies the existing guidance for business combinations, including changes to acquisition related contingent consideration, preacquisition contingencies, noncontrolling interest, restructuring costs, in-process R&D, goodwill and partial acquisition.  This guidance is effective for acquisitions closing after the first annual reporting period beginning after December 15, 2008. The Partnership’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations, but may have an effect on the accounting for future business combinations.

In December 2007, FASB revised the accounting, presentation and disclosure for noncontrolling interests in consolidated financial statements. This revised guidance requires noncontrolling interests to be reported as a separate component of equity.  It also changes the allocation of losses and accounting in step acquisitions.  The provisions in this revision should be applied prospectively except for the presentation and disclosure requirements, which are required retrospectively for all periods presented. After the initial adoption, any retained noncontrolling equity investment as a result of a deconsolidation must be measured at fair value at the date of the deconsolidation.  This guidance is effective for the annual periods beginning after December 15, 2008.  Pursuant to the Partnership’s adoption on January 1, 2009 of the revised guidance, the Partnership is presenting its noncontrolling interests as equity for all periods presented in the financial statements. Noncontrolling interests, previously reported as a liability, are now required to be reported as a separate component of equity on the balance sheet, and totaled $4.9 million December 31, 2008. In addition, net income (loss) attributable to the noncontrolling interest, which was previously reported as an expense and reflected within Net Investment Income is now reported as a separate amount below “Increase (decrease) in Net Assets Resulting from Operations”, and totaled ($0.5) million and $0.2 million for the years ended December 31, 2008 and 2007, respectively.

In April 2009, the FASB revised authoritative guidance on issued recognition and presentation of other-than-temporary impairments. This revision amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This revision also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This revision does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This revision is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Partnership’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  This guidance also amends the disclosure requirements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Partnership’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In April 2009, the FASB issued additional guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance requires an asset acquired or liability assumed in a business combination that arises from a contingency to be recognized at fair value at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value of an asset acquired or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date using the guidance in accounting for contingencies.  This guidance also amends disclosure requirements. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Partnership’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

23-Real Property

In April 2009, the FASB issued additional guidance for interim disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The Partnership adopted this guidance within the interim period ending June 30, 2009. The Partnership’s adoption of this guidance did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In May 2009, the FASB issued authoritative guidance for subsequent events. Subsequent events are events that occur after balance sheet date but before financial statements are issued or are available to be issued. This guidance addresses the accounting for and disclosure of subsequent events not addressed in other applicable Generally Accepted Accounting Principles (“U.S. GAAP”), including disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim or annual periods ending after June 15, 2009. The Partnership’s adoption of this guidance effective with the interim period ending June 30, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations. The required disclosure of the date through which subsequent events have been evaluated is provided in Note 2A of the related Notes in this filing..

In July 2009, the FASB launched its Accounting Standards Codification (the “Codification”), as the sole source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification generally does not change the existing rules of U.S. GAAP but rather makes it easier to find and research U.S. GAAP applicable to a particular transaction or specific accounting issue.  The Codification is a new structure which takes accounting pronouncements and organizes them by approximately ninety accounting topics and aggregates them in four common accounting areas.   Topics within each category are further broken down into subtopics, sections and paragraphs.  Accounting standards that are included in the Codification will be considered authoritative whereas those that are not included will be deemed non-authoritative.  As a result, there are two levels of U.S. GAAP, authoritative and non-authoritative. The Codification is effective for financial statements that cover the interim and annual periods ending after September 15, 2009 and will impact the way the Partnership references U.S. GAAP accounting standards in the financial statements.

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Partnership’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In January 2010, the FASB issued updated guidance that clarifies existing guidance on accounting and reporting by an entity that experiences a decrease in ownership of a subsidiary that is a business. The updated guidance states that a decrease in ownership applies to a subsidiary or group of assets that is a business, but does not apply to a sale of in-substance real estate even if it involves a business, such as an ownership interest in a partnership whose only asset is operating real estate. This guidance also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business for an equity interest in another entity. The updated guidance also expands disclosures about fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The updated guidance is effective in the first interim or annual reporting period ending on or after December 15, 2009, and is applied on a retrospective basis to the first period that the Partnership adopted the existing guidance, which was as of January 1, 2009. The Partnership’s adoption of this updated guidance effective December 31, 2009 did not have a material effect on the Partnership’s consolidated financial position, results of operations, or financial statement disclosures.

Valuation of Investments

Real Estate Investments - Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs.  Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred.  Real estate costs include the cost of acquired property, including all the tangible and intangible assets.  Tangible assets include the value of all land, building and tenant improvements at the time of acquisition.  Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.

In general fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM, which is an indirectly owned subsidiary of PFI, is responsible to assure that the valuation process provides independent and reasonable property fair value estimates.  An unaffiliated third party been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process.  The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

24-Real Property

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date.  In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment.  The three approaches are:  (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market.  In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximated value for the type of real estate in the market.

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; real estate investments are classified as Level 3 (see Note 5 of the related Notes in this filing for detail) under the FASB authoritative guidance for fair value measurements.

Unconsolidated real estate partnerships and preferred equity investments are carried at fair value and are generally valued at the Partnership’s equity in net assets as reflected in the partnerships' financial statements with properties valued as described above.  Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the partnership.

As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process.  Recent disruptions in the global capital, credit and real estate markets have led to, among other things a decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a  contraction in short-term and long-term debt and equity funding sources.  The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments.  As a result, these estimated fair values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller.  These differences could be material to the financial statements. Although the estimated fair values represent subjective estimates, management believes these estimated fair values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2009 and December 31, 2008.

Other Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk – The Partnership’s exposure to market rate risk for changes in interest rates relates to approximately 33.10% of its investment portfolio as of December 31, 2009, which consists primarily of short-term fixed rate commercial paper and fixed and variable interest rate debt. The Partnership does not use derivative financial instruments. In accordance with its policy, the Partnership places its investments with high quality debt security issuers, limits the amount of credit exposure to any one issuer, limits duration by restricting the term, and holds investments to maturity except under unusual circumstances.

The table below presents the amounts and related weighted interest rates of the Partnership’s cash equivalents and short-term investments at December 31, 2009:

	Maturity	Estimated Market Value (in $ millions)	Average Interest Rate
Cash and Cash equivalents	0-3 months	$24.5	1.10%

25-Real Property

The table below discloses the Partnership’s debt as of December 31, 2009. All of the Partnership’s long-term debt bears interest at fixed rates and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

Investment level debt (in $ thousands), including current portion	2010	2011	2012	2013	2014	Thereafter	Total	Estimated Fair Value
Average Fixed Interest Rate Weighted Average Fixed Interest Rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Fixed Rate	$566	$604	$646	$692	$676	$3,573	$6,756	$6,658
Variable Rate	-	15,071	-	9,000	-	-	24,071	24,008
Premium/(Discount) on Investment Level Debt	(2)	-	-			-	(2)	-
Total Mortgage Loans Payable	$563	$15,674	$646	$9,692	$676	$3,573	$30,825	$30,666

The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of significant increases in interest rates and/or an economic downturn, delinquencies could increase and result in losses to the Partnership and the Account that could adversely affect its operating results and liquidity.

FINANCIAL STATEMENTS

Following are the financial statements and Independent Registered Public Accounting Firm auditor's reports of the Real Property Account, as well as the financial statements and Independent Registered Public Accounting Firm auditor's reports of the Partnership.

26-Real Property

FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$ 7,317,018	$ 9,322,498

Net Assets	$7,317,018	$9,322,498

NET ASSETS, representing:
Equity of contract owners	$5,103,774	$6,493,703
Equity of Pruco Life Insurance Company of New Jersey	2,213,244	2,828,795

	$7,317,018	$9,322,498

Units outstanding	3,237,668	3,353,044

Portfolio shares held	282,778	294,526
Portfolio net asset value per share	$25.88	$31.65

STATEMENTS OF OPERATIONS
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
INVESTMENT INCOME
Net investment income from Partnership operations	$316,622	$485,353	$551,823

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	31,930	43,595	44,386

NET INVESTMENT INCOME	284,692	441,758	507,437

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net change in unrealized gain (loss) on investments in Partnership	(1,819,953)	(1,927,508)	208,471
Net realized gain (loss) on sale of investments allocated from the Partnership	(185,772)	0	29,173

NET GAIN (LOSS) ON INVESTMENTS	(2,005,725)	(1,927,508)	237,644

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ (1,721,033)	$ (1,485,750)	$ 745,081

STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
OPERATIONS
Net investment income	$284,692	$441,758	$507,437
Net change in unrealized gain (loss) on investments in Partnership	(1,819,953)	(1,927,508)	208,471
Net realized gain (loss) on sale of investments allocated from the Partnership	(185,772)	0	29,173

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	(1,721,033)	(1,485,750)	745,081

CAPITAL TRANSACTIONS
Net withdrawals by contract owners	(184,267)	(170,768)	(339,677)
Net contributions (withdrawals) by Pruco Life Insurance Company of New Jersey	(100,180)	214,363	384,063

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	(284,447)	43,595	44,386

TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,005,480)	(1,442,155)	789,467
NET ASSETS
Beginning of period	9,322,498	10,764,653	9,975,186

End of period	$7,317,018	$9,322,498	$ 10,764,653

The accompanying notes are an integral part of these financial statements.

A-1 Real Property

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2009

Note 1:	General

Pruco Life of New Jersey Variable Contract Real Property Account (the “Account”) was established on October 30, 1987 by resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey” or the “Company”), a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“PFI”) as a separate investment account pursuant to New Jersey law and is registered under the Securities Act of 1933, as amended. The assets of the Account are segregated from Pruco Life of New Jersey’s other assets. The Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life of New Jersey. These products are Appreciable Life (“VAL”), Variable Life (“VLI”), Discovery Plus (“SPVA”), and Discovery Life Plus (“SPVL”).

The assets of the Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and annuity contracts. The Account, along with the Pruco Life Variable Contract Real Property Account and The Prudential Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the financial statements of the Partnership.

The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

Note 2:	Summary of Significant Accounting Policies and Pronouncements

A.	Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

In September 2006, the FASB issued authoritative guidance for fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This guidance does not require any new fair value measurements, but the application of this guidance could change current practices in determining fair value. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Account’s adoption effective January 1, 2008 did not have any material effect on the Account’s financial position and result of operations. See Note 9 for more information on “Fair Value Measurements”.

In February 2007, the FASB issued authoritative guidance on fair value option for financial assets and financial liabilities, which provides entities with an option to report selected financial assets and liabilities at fair value. This guidance also amended certain provisions in the existing guidance for investments in debt and equity securities. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Account adopted this guidance effective January 1, 2008. The Account’s adoption has no effect on the Account’s financial position and results of operations.

In December 2007, FASB revised authoritative guidance for business combinations, which expands the definition of a business and redefines the acquisition date in a merger and acquisition transaction. It significantly modifies the existing guidance for business combinations, including changes to acquisition related contingent consideration, preacquisition contingencies, non controlling interest, restructuring costs, in-process R&D, goodwill and partial acquisition. This guidance is effective for acquisitions closing after the first annual reporting period beginning after December 15, 2008. The Account adopted this guidance effective January 1, 2009. The Account’s adoption has no effect on the Account’s financial position and results of operations, but may have an effect on the accounting for future business combinations.

In December 2007, FASB revised the accounting, presentation and disclosure for noncontrolling interests in consolidated financial statements. This revised guidance will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. Upon adoption, the guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The adoption of this guidance has no effect on the Account’s financial position and results of operations.

A-2 Real Property

In April 2009, the FASB revised authoritative guidance on issued recognition and presentation of other-than-temporary impairments. This revision amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This revision also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This revision does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This revision is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Account’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Account’s financial position or results of operations.

In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance also amends the disclosure requirements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Account’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Account’s financial position or results of operations.

In April 2009, the FASB issued additional guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance requires an asset acquired or liability assumed in a business combination that arises from a contingency to be recognized at fair value at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value of an asset acquired or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date using the guidance in accounting for contingencies. This guidance also amends disclosure requirements. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Account’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Account’s financial position or results of operations.

In April 2009, the FASB issued additional guidance for interim disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The Account adopted this guidance within the interim period ending June 30, 2009. The Account’s adoption of this guidance did not have a material effect on the Account’s financial position or results of operations.

In July 2009, the FASB launched its Accounting Standards Codification (the “Codification”), as the sole source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification generally does not change the existing rules of U.S. GAAP but rather makes it easier to find and research U.S. GAAP applicable to a particular transaction or specific accounting issue. The Codification is a new structure which takes accounting pronouncements and organizes them by approximately ninety accounting topics and aggregates them in four common accounting areas. Topics within each category are further broken down into subtopics, sections and paragraphs. Accounting standards that are included in the Codification will be considered authoritative whereas those that are not included will be deemed non-authoritative. As a result, there are two levels of U.S. GAAP, authoritative and non-authoritative. The Codification is effective for financial statements that cover the interim and annual periods ending after September 15, 2009 and impacts the way the Account references U.S. GAAP accounting standards in the financial statements.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance includes techniques for measuring fair value when a quoted price in an active market for the identical liability is not available and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This guidance is effective for the first reporting period (including interim periods) beginning after issuance. The Account’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Account’s consolidated financial position, results of operations or financial statement disclosures.

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Account’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Account’s consolidated financial position, results of operations or financial statement disclosures.

A-3 Real Property

In January 2010, the FASB issued updated guidance that clarifies existing guidance on accounting and reporting by an entity that experiences a decrease in ownership of a subsidiary that is a business. The updated guidance states that a decrease in ownership applies to a subsidiary or group of assets that is a business, but does not apply to a sale of in-substance real estate even if it involves a business, such as an ownership interest in a partnership whose only asset is operating real estate. This guidance also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business for an equity interest in another entity. The updated guidance also expands disclosures about fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The updated guidance is effective in the first interim or annual reporting period ending on or after December 15, 2009, and is applied on a retrospective basis to the first period that the Account adopted the existing guidance, which was as of January 1, 2009. The Account’s adoption of this updated guidance effective December 31, 2009 did not have a material effect on the Account’s financial position, results of operations, or financial statement disclosures.

B.	Investment in Partnership Interest

The investment in the Partnership is based on the Account’s proportionate interest of the Partnership’s fair value. At December 31, 2009 and December 31, 2008 the Account’s interest in the Partnership was 4.4% or 282,778 shares and 4.3% or 294,526 shares, respectively. Properties owned by the Partnership are illiquid and based on estimated fair value as discussed in the notes to the Partnership’s audited financial statements.

C.	Income Recognition

Net investment income and realized and unrealized gains and losses are recognized daily for the Partnership. Amounts are based upon the Account’s proportionate interest in the Partnership.

D.	Equity of Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey maintains a position in the Account for liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not affect contract owners’ accounts or the related unit values.

Note 3: Taxes

Pruco Life of New Jersey is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for the tax liability has been recorded in these financial statements.

A-4 Real Property

Note 4:	Net Contributions (Withdrawals) by Contract Owners

Net contract owner contributions (withdrawals) for the real estate investment option in Pruco Life of New Jersey’s variable insurance and variable annuity products for the years ended December 31, 2009, 2008 and 2007 were as follows:

2009:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$335,531	$50,568	$0	$ (12)	$386,087
Policy Loans:	(111,251)	(10,425)	0	(256)	(121,932)
Policy Loan Repayments and Interest:	248,454	10,739	0	8,870	268,063
Surrenders, Withdrawals, and Death Benefits:	(346,035)	(49,308)	(8,456)	(15,055)	(418,854)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	(44,229)	(32,000)	(10,000)	0	(86,229)
Administrative and Other Charges:	(178,910)	(31,919)	0	(573)	(211,402)

Net Contributions (Withdrawals) by Contract Owners	$(96,440)	$ (62,345)	$ (18,456)	$(7,026)	$ (184,267)

2008:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$333,669	$49,893	$0	$0	$383,562
Policy Loans:	(152,837)	(14,315)	0	(608)	(167,760)
Policy Loan Repayments and Interest:	160,137	22,545	0	3,590	186,272
Surrenders, Withdrawals, and Death Benefits:	(304,860)	(57,980)	0	(7,581)	(370,421)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	(1,169)	7,657	32,000	0	38,488
Administrative and Other Charges:	(200,188)	(39,870)	0	(849)	(240,907)

Net Contributions (Withdrawals) by Contract Owners	$(165,248)	$(32,070)	$32,000	$(5,448)	$(170,766)

2007:	VAL	VLI	SPVA	SPVL	TOTAL
Contract Owner Net Payments:	$262,694	$52,362	$0	$3	$315,059
Policy Loans:	(148,314)	(21,253)	0	(872)	(170,439)
Policy Loan Repayments and Interest:	140,844	14,441	0	5,383	160,668
Surrenders, Withdrawals, and Death Benefits:	(371,717)	(65,896)	0	0	(437,613)
Net Transfers From/To Other Subaccounts or Fixed Rate Option:	27,721	3,778	0	(6,855)	24,644
Administrative and Other Charges:	(193,372)	(37,783)	0	(841)	(231,996)

Net Contributions (Withdrawals) by Contract Owners	$(282,144)	$(54,351)	$0	$(3,182)	$(339,677)

Note 5:	Partnership Distributions

As of December 31, 2009, the Partnership made a distribution of $8 million. The Pruco Life of New Jersey Account’s share of this distribution was $0.3 million. For the year ended December 31, 2008, the Partnership made no distributions.

A-5 Real Property

Note 6:	Unit Activity

Transactions in units for the years ended December 31, 2009, 2008 and 2007 were as follows:

2009:			VAL	VLI	SPVA	SPVL
Company Contributions:	178,349	Contract Owner Contributions:	219,159	24,075	0	4,420
Company Redemptions:	(216,074)	Contract Owner Redemptions:	(260,440)	(48,026)	(9,051)	(7,788)

2008:			VAL	VLI	SPVA	SPVL
Company Contributions:	131,790	Contract Owner Contributions:	148,198	26,598	11,244	1,293
Company Redemptions:	(59,871)	Contract Owner Redemptions:	(200,157)	(36,205)	0	(3,252)

2007:			VAL	VLI	SPVA	SPVL
Company Contributions:	164,691	Contract Owner Contributions:	143,947	21,788	0	1,941
Company Redemptions:	(39,046)	Contract Owner Redemptions:	(232,502)	(38,018)	0	(3,220)

Note 7:	Purchases and Sales of Investments

The aggregate costs of purchases and proceeds from sales of investments in the Partnership for the years ended December 31, 2009, 2008 and 2007 were as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Purchases:	$ 0	$ 0	$ 0
Sales:	$ 316,377	$ 0	$ 0

Note 8:	Financial Highlights

Pruco Life of New Jersey sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by Pruco Life of New Jersey have the lowest and highest total expense ratio. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 1. The table reflects contract owner units only.

	At year ended			For the year ended
	Units (000’s)	Unit Value Lowest-Highest	Net Assets (000’s)	Investment Income Ratio*	Expense Ratio** Lowest-Highest	Total Return*** Lowest-Highest
December 31, 2009	2,253	$ 1.94013 to $ 2.38693	$ 5,104	3.98%	0.35% to 1.25%	-19.26% to -18.54%
December 31, 2008	2,330	$ 2.40304 to $ 2.93018	$ 6,494	4.55%	0.35% to 1.25%	-14.47% to -13.70%
December 31, 2007	2,382	$ 2.80966 to $ 3.39532	$ 7,715	5.28%	0.35% to 1.25%	6.58% to 7.54%
December 31, 2006	2,489	$ 2.63621 to $ 3.15740	$ 7,511	5.1%	0.35% to 1.25%	13.05% to 14.06%
December 31, 2005	2,570	$ 2.33181 to $ 2.76817	$ 6,812	4.64%	0.35% to 1.25%	11.76% to 12.76%

The table above reflects information for units held by contract owners. Pruco Life of New Jersey also maintains a position in the Real Property Account, to provide for property acquisitions and capital expenditure funding needs. Pruco Life of New Jersey held 984,898, 1,022,622, 950,695, 825,050 and 804,224 units representing $2,213,244, $2,828,795, $3,049,391, $2,464,171 and $2,112,648 of net assets as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively. Charges for mortality risk, expense risk and administrative expenses are used by Pruco Life of New Jersey to purchase additional units in its account resulting in no impact of its net assets.

*
This amount represents the proportionate share of the net investment income from the underlying Partnership divided by the total average assets of the Account. This ratio excludes those expenses, such as mortality risk, expense risk and administrative charges that result in direct reductions in the unit values.

**
These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.

A-6 Real Property

***
These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

Charges and Expenses

A.	Mortality Risk and Expense Risk Charges

Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA and SPVL, respectively. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is the risk that the cost of issuing and administering the policies may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through reduction in unit values.

B.	Administrative Charges

Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. The administrative charge is assessed through reduction in unit values.

C.	Cost of Insurance and Other Related Charges

Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions for VAL and VLI are (1) state premium taxes; (2) sales charges, not to exceed 5% for VAL and 9% for VLI, which are deducted in order to compensate Pruco Life of New Jersey for the cost of selling the contract and (3) transaction costs, applicable to VAL, which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge compensates Pruco Life of New Jersey for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.

D.	Deferred Sales Charge

A deferred sales charge is imposed upon surrenders of certain variable life insurance contracts to compensate Pruco Life of New Jersey for sales and other marketing expenses. The amount of any sales charge will depend on the number of years that have elapsed since the contract was issued but will not exceed 45% of one scheduled annual premium for VAL and 9% of the initial premium payment for SPVL. No sales charge will be imposed after the sixth and tenth year of the contract for SPVL and VAL, respectively. No sales charge will be imposed on death benefits. This deferred sales charge is assessed through the redemption of units.

E.	Partial Withdrawal Charge

A charge is imposed by Pruco Life of New Jersey on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.

Note 9:	Related Party

Prudential and its affiliates perform various services on behalf of the Partnership in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

Note 10:	Fair Value Disclosure

FASB guidance on fair value measurements and disclosures establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.

Level 2 — Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.

A-7 Real Property

Level 3 — Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The investment in the Partnership is based on the Account’s proportionate interest of the Partnership’s fair value which approximates the Partnership’s net asset value. Properties owned by the Partnership are illiquid and based on estimated fair value from property appraisal reports prepared by independent real estate appraisers as discussed in the notes to the Partnership’s audited financial statements.

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the one most heavily relied upon is the one then recognized as the most appropriate by the independent appraiser for the type of real estate in the market.

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; the underlying investments in the Partnership are classified as Level 3 under the fair value hierarchy. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Table 1 below summarizes the assets measured at fair value on a recurring basis and their respective position in the fair value hierarchy.

Table 1:

($ in 000’s)
Fair Value Measurements at December 31, 2009 using
Assets:	Amounts Measured at Fair Value 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in The Prudential Variable Contract Real Property Partnership	$ 7,317	$ —	$ —	$ 7,317

Total Assets	$ 7,317	$ —	$ —	$ 7,317

($ in 000’s)
Fair Value Measurements at December 31, 2008 using
Assets:	Amounts Measured at Fair Value 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in The Prudential Variable Contract Real Property Partnership	$ 9,322	$ —	$ —	$ 9,322

Total Assets	$ 9,322	$ —	$ —	$ 9,322

Table 2 below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2009 and December 31, 2008.

A-8 Real Property

Table 2:

($ in 000’s)
Fair Value Measurements Using Significant Unobservable Inputs for the year ended December 31, 2009 (Level 3)
Beginning balance @ 01/01/09	$ 9,322

Total gains or losses (realized/unrealized) included in earnings (or changes in net assets) from Partnership operations	$ (2,006)
Net Investment Income from Partnership operations	$317
Acquisition/Additions	—
Equity Income	—
Contributions	—
Disposition/Settlements	$ (316)
Equity losses	—
Distributions	—

Ending balance @ 12/31/09	$7,317

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in (realized/unrealized) gains or losses relating to assets still held at the reporting date.

$ (2,006)

Table 2:

($ in 000’s)
Fair Value Measurements Using Significant Unobservable Inputs for the year ended December 31, 2008 (Level 3)
Beginning balance @ 01/01/08	$ 10,765

Total gains or losses (realized/unrealized) included in earnings (or changes in net assets) from Partnership operations	$ (1,928)
Net Investment Income from Partnership operations	$485
Acquisition/Additions	—
Equity Income	—
Contributions	—
Disposition/Settlements	—
Equity losses	—
Distributions	—

Ending balance @ 12/31/08	$9,322

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.

$ (1,928)

A-9 Real Property

Report of Independent Registered Public Accounting Firm

To the Contract Owners of the
Pruco Life of New Jersey Variable Contract Real Property Account
and the Board of Directors of
Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Pruco Life of New Jersey Variable Contract Real Property Account at December 31, 2009 and 2008, and the results of its operations and the changes in its net assets for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 23, 2010

A-10 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
FINANCIAL STATEMENTS

Consolidated Statements of Assets and Liabilities – December 31, 2009 and 2008	B1

Consolidated Statements of Operations – Years Ended December 31, 2009, 2008 and 2007	B2

Consolidated Statements of Changes in Net Assets – Years Ended December 31, 2009, 2008 and 2007	B3

Consolidated Statements of Cash Flows – Years Ended December 31, 2009, 2008 and 2007	B4

Consolidated Schedule of Investments – December 31, 2009 and 2008	B5

Notes to Consolidated Financial Statements	B7

Report of Independent Accountants	B18

INDEX - Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2009	December 31, 2008
ASSETS
REAL ESTATE INVESTMENTS — At estimated fair value:
Real estate and improvements (cost: 12/31/2009 — $211,091,543; 12/31/2008 — $245,808,214)	$167,100,000	$221,196,000
Real estate partnerships and preferred equity investments (cost: 12/31/2009 — $14,238,698; 12/31/2008 — $14,324,204)	10,044,510	11,796,716

Total real estate investments	177,144,510	232,992,716
CASH AND CASH EQUIVALENTS	24,522,159	27,736,520
OTHER ASSETS, NET	2,629,989	2,936,037

Total assets	$ 204,296,658	$ 263,665,273

LIABILITIES & PARTNERS’ EQUITY
INVESTMENT LEVEL DEBT (net of unamortized discount: 12/31/09 — $1,830; 12/31/08 — $26,480)	$30,824,899	$40,047,827
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	2,541,198	2,924,938
DUE TO AFFILIATES	603,101	851,595
OTHER LIABILITIES	1,025,279	978,342

Total liabilities	34,994,477	44,802,702

COMMITMENTS AND CONTINGENCIES
NET ASSETS, REPRESENTING PARTNERS’ EQUITY:
GENERAL PARTNERS’ CONTROLLING INTEREST	167,204,272	213,938,308
NONCONTROLLING INTEREST	2,097,909	4,924,263

	169,302,181	218,862,571

Total liabilities and partners’ equity	$204,296,658	$263,665,273

NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	6,461,874	6,758,960

SHARE VALUE AT END OF PERIOD	$25.88	$31.65

The accompanying notes are an integral part of these consolidated financial statements.

B-1 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2008	2007
INVESTMENT INCOME:
Revenue from real estate and improvements	$25,607,535	$30,723,626	$29,094,968
Equity in income of real estate partnerships	1,031,368	994,333	1,136,936
Interest on short-term investments	39,502	406,431	1,468,159

Total investment income	26,678,405	32,124,390	31,700,063

INVESTMENT EXPENSES:
Operating	6,791,045	7,193,577	6,954,999
Investment management fee	2,607,256	3,447,030	3,380,090
Real estate taxes	2,747,956	2,957,947	2,466,704
Administrative	4,882,308	5,927,773	4,056,557
Interest expense	1,682,562	1,970,462	2,019,937

Total investment expenses	18,711,127	21,496,789	18,878,287

NET INVESTMENT INCOME	7,967,278	10,627,601	12,821,776

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net proceeds from real estate investments sold	10,008,560	—	18,353,122
Less: Cost of real estate investments sold	38,102,511	—	19,063,985

Gain (loss) realized from real estate investments sold	(28,093,951)	—	(710,863)
Less: Reversal of prior periods’ unrealized gain (loss) on real estate investments sold	(23,870,681)	—	(1,380,344)

Net gain (loss) recognized on real estate investments sold	(4,223,270)	—	669,481

Unrealized gain (loss) on investments held:
Change in unrealized gain (loss) on real estate investments held	(44,916,708)	(45,661,694)	5,620,864

Net unrealized gain (loss) on real estate investments held	(44,916,708)	(45,661,694)	5,620,864

NET REALIZED AND UNREALIZED GAIN (LOSS) ON REAL ESTATE INVESTMENTS	(49,139,978)	(45,661,694)	6,290,345

Increase (decrease) in net assets resulting from operations	$ (41,172,700)	$ (35,034,093)	$ 19,112,121

Amounts attributable to noncontrolling interest:
Net investment income (loss) attributable to noncontrolling interest	716,588	(510,583)	158,196
Net gain (loss) recognized on real estate investments sold attributable to noncontrolling interest	30,926	—	—
Net unrealized gain (loss) on investments held attributable to noncontrolling interest	(3,186,178)	(1,428,059)	836,750

Net increase (decrease) in net assets resulting from operations attributable to the noncontrolling interest	$(2,438,664)	$(1,938,642)	$994,946

Amounts attributable to general partners’ controlling interest:
Net investment income attributable to general partners’ controlling interest	7,250,690	11,138,184	12,663,580
Net gain (loss) recognized on real estate investments sold attributable to general partners’ controlling interest	(4,254,196)	—	669,481
Net unrealized gain (loss) on investments held attributable to general partners’ controlling interest	(41,730,530)	(44,233,635)	4,784,114

Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	$(38,734,036)	$(33,095,451)	$18,117,175

The accompanying notes are an integral part of these consolidated financial statements.

B-2 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2009			2008			2007
	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income	$7,250,690	$716,588	$7,967,278	$11,138,184	$(510,583)	$10,627,601	$12,663,580	$158,196	$12,821,776
Net realized and unrealized gain (loss) from real estate investments	(45,984,726)	(3,155,252)	(49,139,978)	(44,233,635)	(1,428,059)	(45,661,694)	5,453,595	836,750	6,290,345

Increase (decrease) in net assets resulting from operations	(38,734,036)	(2,438,664)	(41,172,700)	(33,095,451)	(1,938,642)	(35,034,093)	18,117,175	994,946	19,112,121

INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:
Withdrawals	(8,000,000)	—	(8,000,000)	—	—	—	—	—	—
Contributions from noncontrolling interest	—	15,000	15,000	—	80,000	80,000	—	294,141	294,141
Distributions to noncontrolling interest	—	(402,690)	(402,690)	—	(221,885)	(221,885)	—	(35,739)	(35,739)

Increase (decrease) in net assets resulting from capital transactions	(8,000,000)	(387,690)	(8,387,690)	—	(141,885)	(141,885)	—	258,402	258,402

INCREASE (DECREASE) IN NET ASSETS	(46,734,036)	(2,826,354)	(49,560,390)	(33,095,451)	(2,080,527)	(35,175,978)	18,117,175	1,253,348	19,370,523
NET ASSETS — Beginning of period	213,938,308	4,924,263	218,862,571	247,033,759	7,004,790	254,038,549	228,916,584	5,751,442	234,668,026

NET ASSETS — End of period	$167,204,272	$2,097,909	$169,302,181	$213,938,308	$4,924,263	$218,862,571	$247,033,759	$7,004,790	$254,038,549

The accompanying notes are an integral part of these consolidated financial statements.

B-3 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets from operations	$(41,172,700)	$(35,034,093)	$19,112,121
Adjustments to reconcile net increase (decrease) in net assets to net cash provided by (used in) operating activities
Net realized and unrealized loss (gain)	49,139,978	45,661,694	(6,290,345)
Amortization of discount on investment level debt	24,650	—	—
Amortization of deferred financing costs	63,888	94,554	193,594
Distributions in excess of (less than) equity in income of real estate partnerships’ operations	85,506	199,730	35,287
Bad debt expense	94,787	1,139,238	101,185
(Increase) decrease in:
Other assets	147,375	(1,136,791)	166,010
Increase (decrease) in:
Accounts payable and accrued expenses	(383,740)	740,126	(907,118)
Due to affiliates	(248,494)	(49,776)	111,482
Other liabilities	46,937	57,888	43,967

Net cash flows provided by (used in) operating activities	7,798,187	11,672,570	12,566,183

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	10,008,560	—	18,353,122
Acquisition of real estate and improvements	—	—	(42,218,143)
Additions to real estate and improvements	(3,385,840)	(9,936,151)	(3,554,451)

Net cash flows provided by (used in) investing activities	6,622,720	(9,936,151)	(27,419,472)

CASH FLOWS FROM FINANCING ACTIVITIES:
Withdrawals	(8,000,000)	—	—
Proceeds from investment level debt	—	24,016,161	—
Principal payments on investment level debt	(9,247,578)	(16,090,046)	(588,776)
Contributions from noncontrolling interest	15,000	80,000	294,143
Distributions to noncontrolling interest	(402,690)	(221,885)	(35,739)

Net cash flows provided by (used in) financing activities	(17,635,268)	7,784,230	(330,372)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,214,361)	9,520,649	(15,183,661)
CASH AND CASH EQUIVALENTS — Beginning of period	27,736,520	18,215,871	33,399,532

CASH AND CASH EQUIVALENTS — End of period	$24,522,159	$27,736,520	$18,215,871

The accompanying notes are an integral part of these consolidated financial statements.

B-4 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED SCHEDULE OF INVESTMENTS

		City, State	2009 Total Rentable Square Feet Unless Otherwise Indicated (Unaudited)	December 31, 2009		December 31, 2008
Property Name	December 31, 2009 Ownership			Cost	Estimated Fair Value	Cost	Estimated Fair Value
OFFICES
750 Warrenville	WO	Lisle, IL	103,193	$26,186,415	$6,700,000	$25,218,777	$9,542,046
Summit @ Cornell Oaks	WO	Beaverton, OR	72,109	12,625,626	8,500,000	12,512,985	11,000,000
Westpark	WO	Nashville, TN	97,199	13,019,181	8,700,000	12,060,981	13,753,954
Financial Plaza	WO	Brentwood, TN	98,049	12,564,614	9,700,000	12,389,207	12,700,000
		Offices % as of 12/31/09	20%	64,395,836	33,600,000	62,181,950	46,996,000
APARTMENTS
Brookwood Apartments	WO	Atlanta, GA	240 Units	20,210,830	14,500,000	19,810,918	16,100,000
Dunhill Trace Apartments	WO	Raleigh, NC	250 Units	16,512,970	15,000,000	16,433,544	16,600,000
Broadstone Crossing	WO	Austin, TX	225 Units	22,815,992	21,000,000	22,732,363	25,000,000
The Reserve At Waterford Lakes	WO	Charlotte, NC	140 Units	13,746,940	9,200,000	13,649,938	11,000,000
		Apartments % as of 12/31/09	36%	73,286,732	59,700,000	72,626,763	68,700,000
RETAIL
King’s Market	WO	Rosewell, GA	Sold	—	—	37,893,595	14,100,000
Hampton Towne Center	WO	Hampton, VA	174,540	18,136,399	18,600,000	18,110,816	23,400,000
White Marlin Mall	CJV	Ocean City, MD	197,098	23,311,878	24,600,000	23,271,014	28,600,000
Westminster Crossing East, LLC	CJV	Westminster, MD	89,890	15,044,877	13,900,000	15,044,721	17,700,000
Kansas City Portfolio	EJV	Kansas City, KS; MO	Sold	—	—	13,595	13,595
CARS Preferred Equity	PE	Various	N/A	14,238,698	10,044,510	14,310,609	11,783,121
Harnett Crossing	CJV	Dunn, NC	194,327	6,237,926	3,200,000	6,366,767	3,900,000
		Retail % as of 12/31/09	42%	76,969,778	70,344,510	115,011,117	99,496,716
HOTEL
Portland Crown Plaza	CJV	Portland, OR	161 Rooms	10,677,895	13,500,000	10,312,588	17,800,000
		Hotel % as of 12/31/09	8%	10,677,895	13,500,000	10,312,588	17,800,000
Total Real Estate Investments as a Percentage of General Partners’ Controlling Interest as of 12/31/09			106%	$225,330,241	$177,144,510	$260,132,418	$232,992,716

WO — Wholly Owned Investment
CJV — Consolidated Joint Venture
EJV — Joint Venture Investment accounted for under the equity method
PE — Preferred equity investments accounted for under the equity method

The accompanying notes are an integral part of these consolidated financial statements.

B-5 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
CONSOLIDATED SCHEDULE OF INVESTMENTS

		December 31, 2009		December 31, 2008
	Face Amount	Cost	Estimated Fair Value	Cost	Estimated Fair Value
CASH AND CASH EQUIVALENTS —
Percentage of General Partners’ Controlling Interest			14.7%		13.0%
Federal Home Loan Bank, 0 coupon bond, March, 2010	$ 2,999,184	$2,999,184	$2,999,184	$1,000,000	$1,000,000
Federal Home Loan Bank, 0 coupon bond, March, 2010	9,997,769	9,997,769	9,997,769	4,446,932	4,446,932
Federal Home Loan Bank, 0 coupon bond, March, 2010	2,999,267	2,999,267	2,999,267	1,999,985	1,999,985
Federal Home Loan Bank, 0 coupon bond, March, 2010	1,999,660	1,999,660	1,999,660	18,831,977	18,831,977

Total Cash Equivalents		17,995,880	17,995,880	26,278,894	26,278,894
Cash		6,526,279	6,526,279	1,457,626	1,457,626

Total Cash and Cash Equivalents		$ 24,522,159	$ 24,522,159	$ 27,736,520	$ 27,736,520

The accompanying notes are an integral part of these consolidated financial statements.

B-6 Real Property

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
For Years Ended December 31, 2009, 2008, and 2007

Note 1:	Organization

On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), Pruco Life Insurance Company (“Pruco Life”), and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey. The Partners may make additional daily cash contributions to or withdrawals from the Partnership in accordance with the provisions of the Partnership Agreement.

The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.

The per share net asset value of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated fair value of its assets, principally as described in Notes 2A, 2B, 2C and 2D below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2A, 2B, 2C and 2D below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.

Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current per share net asset value of the Partnership’s net assets. Per share net asset value is calculated by dividing the net asset value of net assets of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.

PREI ® is the real estate advisory unit of Prudential Investment Management, Inc. (“PIM”), which is an indirectly owned subsidiary of Prudential Financial Inc. (“PFI”). PREI provides investment advisory services to the Partnership’s partners pursuant to the terms of the Advisory Agreement as described in Note 11.

Note 2:	Summary of Significant Accounting Policies

A.
Basis of Presentation — The accompanying consolidated financial statements of The Partnership included herein have been prepared in accordance with the requirements of Form 10-K and accounting principles generally accepted in the United States of America that are applicable to real estate investment companies. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement have been included. The Partnership has evaluated subsequent events through February 19, 2010, the date these financial statements were available to be issued.

B.
Management’s Use of Estimates in the Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

C.
Accounting Pronouncements Adopted — The Partnership adopted the FASB interpretation guidance on accounting for uncertainty in income taxes as of January 1, 2007. This interpretation prescribes a comprehensive model for how a partnership should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a partnership has taken or expects to take on a tax return. The adoption of this guidance had no effect on the financial position and result of operations of the Partnership.

In September 2006, the FASB issued authoritative guidance for fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires additional disclosures related to fair value measurements. This guidance does not require any new fair value measurements, but the application of this guidance could change current practices in determining fair value. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Partnership’s adoption effective January 1, 2008 did not have any material effect on the Partnership’s financial position and result of operations. Please refer to Notes 2D and 5 for details.

B-7 Real Property

In February 2007, the FASB issued authoritative guidance on the fair value option for financial assets and financial liabilities, which provides entities with an option to report selected financial assets and liabilities at fair value. This guidance also amended certain provisions in the existing guidance for investments in debt and equity securities. This guidance is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Partnership adopted this guidance effective January 1, 2008, however, the Partnership did not make a fair value option election for its existing debt. The Partnership’s adoption did not have any effect on the Partnership’s consolidated financial position and results of operations. Please refer to Note 5 for details.

In December 2007, FASB revised authoritative guidance for business combinations, which expands the definition of a business and redefines the acquisition date in a merger and acquisition transaction. It significantly modifies the existing guidance for business combinations, including changes to acquisition related contingent consideration, preacquisition contingencies, noncontrolling interest, restructuring costs, in-process R&D, goodwill and partial acquisition. This guidance is effective for acquisitions closing after the first annual reporting period beginning after December 15, 2008. The Partnership’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations, but may have an effect on the accounting for future business combinations.

In December 2007, FASB revised the accounting, presentation and disclosure for noncontrolling interests in consolidated financial statements. This revised guidance requires noncontrolling interests to be reported as a separate component of equity. It also changes the allocation of losses and accounting in step acquisitions. The provisions in this revision should be applied prospectively except for the presentation and disclosure requirements, which are required retrospectively for all periods presented. After the initial adoption, any retained noncontrolling equity investment as a result of a deconsolidation must be measured at fair value at the date of the deconsolidation. This guidance is effective for the annual periods beginning after December 15, 2008. Pursuant to the Partnership’s adoption on January 1, 2009 of the revised guidance, the Partnership is presenting its noncontrolling interests as equity for all periods presented in the financial statements. Noncontrolling interests, previously reported as a liability, are now required to be reported as a separate component of equity on the balance sheet, and totaled $4.9 million December 31, 2008. In addition, net income (loss) attributable to the noncontrolling interest, which was previously reported as an expense and reflected within Net Investment Income is now reported as a separate amount below “Increase (decrease) in Net Assets Resulting from Operations”, and totaled ($0.5) million and $0.2 million for the years ended December 31, 2008 and 2007, respectively.

In April 2009, the FASB revised authoritative guidance on issued recognition and presentation of other-than-temporary impairments. This revision amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This revision also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This revision does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This revision is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance also amends the disclosure requirements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Partnership’s early adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In April 2009, the FASB issued additional guidance for accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance requires an asset acquired or liability assumed in a business combination that arises from a contingency to be recognized at fair value at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value of an asset acquired or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date using the guidance in accounting for contingencies. This guidance also amends disclosure requirements. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Partnership’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

B-8 Real Property

In April 2009, the FASB issued additional guidance for interim disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The Partnership adopted this guidance within the interim period ending June 30, 2009. The Partnership’s adoption of this guidance did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In May 2009, the FASB issued authoritative guidance for subsequent events. Subsequent events are events that occur after balance sheet date but before financial statements are issued or are available to be issued. This guidance addresses the accounting for and disclosure of subsequent events not addressed in other applicable Generally Accepted Accounting Principles (“U.S. GAAP”), including disclosure of the date through which subsequent events have been evaluated. This guidance is effective for interim or annual periods ending after June 15, 2009. The Partnership’s adoption of this guidance effective with the interim period ending June 30, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations. The required disclosure of the date through which subsequent events have been evaluated is provided in Note 2A.

In July 2009, the FASB launched its Accounting Standards Codification (the “Codification”), as the sole source of authoritative U.S. GAAP to be applied by nongovernmental entities. The Codification generally does not change the existing rules of U.S. GAAP but rather makes it easier to find and research U.S. GAAP applicable to a particular transaction or specific accounting issue. The Codification is a new structure which takes accounting pronouncements and organizes them by approximately ninety accounting topics and aggregates them in four common accounting areas. Topics within each category are further broken down into subtopics, sections and paragraphs. Accounting standards that are included in the Codification will be considered authoritative whereas those that are not included will be deemed non-authoritative. As a result, there are two levels of U.S. GAAP, authoritative and non-authoritative. The Codification is effective for financial statements that cover the interim and annual periods ending after September 15, 2009 and will impact the way the Partnership references U.S. GAAP accounting standards in the financial statements.

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It is effective for the first annual or interim reporting period ending after December 15, 2009, with early application permitted. The Partnership’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Partnership’s consolidated financial position or results of operations.

In January 2010, the FASB issued updated guidance that clarifies existing guidance on accounting and reporting by an entity that experiences a decrease in ownership of a subsidiary that is a business. The updated guidance states that a decrease in ownership applies to a subsidiary or group of assets that is a business, but does not apply to a sale of in-substance real estate even if it involves a business, such as an ownership interest in a partnership whose only asset is operating real estate. This guidance also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business for an equity interest in another entity. The updated guidance also expands disclosures about fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The updated guidance is effective in the first interim or annual reporting period ending on or after December 15, 2009, and is applied on a retrospective basis to the first period that the Partnership adopted the existing guidance, which was as of January 1, 2009. The Partnership’s adoption of this updated guidance effective December 31, 2009 did not have a material effect on the Partnership’s consolidated financial position, results of operations, or financial statement disclosures.

D.
Real Estate Investments — Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases, and tenant relationships at the time of acquisition.

B-9 Real Property

In general fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PIM, which is an indirectly owned subsidiary of PFI, is responsible to assure that the valuation process provides independent and reasonable property fair value estimates. An unaffiliated third party been appointed by PIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.

The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximated value for the type of real estate in the market.

In general, the input values used in the appraisal process are unobservable, therefore unless indicated otherwise; real estate investments are classified as Level 3 (see Note 5 for detail) under the FASB authoritative guidance for fair value measurements.

Unconsolidated real estate partnerships and preferred equity investments are carried at fair value and are generally valued at the Partnership’s equity in net assets as reflected in the partnerships’ financial statements with properties valued as described above. Under the equity method, the investment is initially recorded at the original investment amount, plus or minus additional amounts invested or distributed, and is subsequently adjusted for the Partnership’s share of undistributed earnings or losses, including unrealized appreciation and depreciation, from the partnership.

As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process. Recent disruptions in global capital, credit and real estate markets have led to, among other things, a decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a contraction in short-term and long-term debt and equity funding sources. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, these estimated fair values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. These differences could be material to the financial statements. Although the estimated fair values represent subjective estimates, management believes these estimated fair values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2009 and December 31, 2008.

E.
Cash and Cash Equivalents — Cash and cash equivalent are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months. Cash equivalents consist of investments in the Prudential Investment Liquidity Pool offered and managed by an affiliate of PFI and are accounted for at fair value.

F.
Other Assets — Restricted cash of $115,711 and $207,343 was maintained by the wholly owned and consolidated properties at December 31, 2009 and 2008, respectively, for tenant security deposits and is included in Other Assets on the Consolidated Statements of Assets and Liabilities. Other assets also include tenant receivables and are net of allowance for uncollectible accounts of $1,083,235 and $1,028,539 at December 31, 2009 and 2008, respectively.

G.
Investment Level Debt — Investment level includes mortgage loan payable on wholly owned properties and consolidated partnerships and is stated at the principal amount of the obligations outstanding. At times the Partnership may assume debt in connection with the purchase of real estate. For debt assumed, the Partnership allocates a portion of the purchase price to the below/above market debt and amortizes the premium/discount over the remaining life of the debt. Deferred financing costs related to debt were capitalized and amortized over the terms of the related obligations.

H.
Revenue and Expense Recognition — Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Operating expenses are recognized as incurred. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate investments are stated at estimated fair value, net income is not reduced by depreciation or amortization expense. Interest expenses are accrued periodically based on the contractual interest rate and terms of the loans, which approximates the effective interest method. Interest expenses are included in Net Investment Income in the Consolidated Statement of Operations.

B-10 Real Property

I.
Equity in Income of Real Estate Partnerships — Equity in income of real estate partnerships represents the Partnership’s share of the current year’s partnership income as provided for under the terms of the partnership agreements. As is the case with real estate investments, partnerships’ net income are not reduced by depreciation or amortization expense. Frequency of distribution of income is determined by formal agreements or by the executive committee of the partnership. Any cash in excess of the amount of income generated from the underlying joint venture is treated as a return of the Partnership’s equity investment.

J.
Federal Income Taxes — The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

Note 3:	Reclassification

Certain prior period balances have been reclassified to conform with current period presentation. Such reclassifications had no effect on previously reported net assets.

Note 4:	Disclosure of Supplemental Cash Flow Information and Non-Cash Investing and Financing Activity

Cash paid for interest during the years ended December 31, 2009, 2008, and 2007, was $1,618,673, $1,878,870, and $1,746,115, respectively.

Note 5:	Fair Value Measurements

Fair Value Measurements:

FASB authoritative guidance on fair value measurements and disclosures establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. This guidance provides a three-level hierarchy based on the inputs used in the valuation process. The level in the fair values hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows;

Level 1 — Fair value is based on unadjusted quoted prices inactive markets that are accessible to the entity for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.

Level 2 — Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.

Level 3 — Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the entity’s own assumptions about how market participants would price the asset or liability.

For items classified as Level 3, a reconciliation of the beginning and ending balances, as shown in table 2 below, is also required.

Please refer to Note 2D for discussion of valuation methodology.

B-11 Real Property

Table 1 below summarizes the assets measured at fair value on a recurring basis and their respective position in the fair value hierarchy.

Table 1

	(in 000’s)
	Fair value measurements at December 31, 2009 using
Assets:	Cost at 12/31/09	Amounts measured at fair value 12/31/2009	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Real estate and improvements	$ 211,092	$ 167,100	$ —	$ —	$ 167,100
Real estate partnerships and preferred equity investments	14,239	10,045	—	—	10,045

Total	$225,331	$177,145	$—	$—	$177,145

	(in 000’s)
	Fair value measurements at December 31, 2008 using
Assets:	Cost at 12/31/08	Amounts measured at fair value 12/31/2008	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Real estate and improvements	$ 245,808	$ 221,196	$ —	$ —	$ 221,196
Real estate partnerships and preferred equity investments	14,324	11,797	—	—	11,797

Total	$260,132	$232,993	$—	$—	$232,993

Table 2 below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2009 and December 31, 2008.

B-12 Real Property

Table 2

	(in 000’s)
	Fair value measurements using significant unobservable inputs
	(Level 3)
	Real estate and improvements	Real estate and partnerships and preferred equity investments	Total
Beginning balance @ 1/1/09	$ 221,196	$ 11,797	$ 232,993

Net gains (losses) realized/unrealized included in earnings (or changes in net assets)	(47,473)	(1,667)	(49,140)
Equity income (losses)/interest income	—	1,031	1,031
Purchases, issuances and settlements	(6,623)	(1,116)	(7,739)

Ending balance @ 12/31/09	$167,100	$10,045	$177,145

Unrealized gains (losses) for the period relating to level 3 assets still held at the reporting date	$(43,250)	$(1,667)	$(44,917)

	(in 000’s)
	Fair value measurements using significant unobservable inputs
	(Level 3)
	Real estate and improvements	Real estate and partnerships and preferred equity investments	Total
Beginning balance @ 1/1/08	$254,394	$14,524	$268,918

Net gains (losses) realized/unrealized included in earnings (or changes in net assets)	(43,134)	(2,527)	(45,661)
Equity income (losses)/interest income	—	994	994
Purchases, issuances and settlements	9,936	(1,194)	8,742

Ending balance @ 12/31/08	$221,196	$11,797	$232,993

Unrealized gains (losses) for the period relating to level 3 assets still held at the reporting date	$(43,134)	$(2,527)	$(45,661)

Note 6:	Investment Level Debt

Investment level debt includes mortgage loans payable as summarized below (in 000’s):

	As of 12/31/09		As of 12/31/08	As of 12/31/09
		(Unaudited)
	100% Principal Balance Outstanding	Partnership’s Share of Principal Balance Outstanding(1)	100% Principal Balance Outstanding	Interest Rate(2)(3)	Maturity Date	Terms(4)
Mortgages of Wholly Owned Properties & Consolidated Partnerships
Hampton, VA	$6,756	$6,756	$7,284	6.75%	2018	PP, P&I
Ocean City, MD	15,071	13,006	15,044	Libor +225	2011	I
Raleigh, NC	9,000	9,000	9,000	DMBS +142	2013	I
Atlanta, GA	—	—	8,746	—	—	—
Unamortized Premium (Discount)	(2)	(2)	(26)

Total	$30,825	$28,760	$40,048

(1)
Represents the Partnership’s interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the partnership were liquidated at December 31, 2009. It does not represent the Partnership’s legal obligation.

B-13 Real Property

(2)
The Partnership’s weighted average interest rate was 3.63% and 5.78% at December 31, 2009 and 2008, respectively. The weighted average interest rates were calculated using the Partnership’s annualized interest expense for each loan (derived using the same percentage as that in (1) above) divided by the Partnership’s share of total debt.

(3)	At December 31, 2009, the 30 day LIBOR is .23094% and the DM BS is 1.542%.

(4)	Loan Terms PP=Prepayment penalties applicable to loan, I=Interest only, P&I=Principal and Interest

As of December 31, 2009 principal amounts of mortgage loans payable on wholly owned properties and consolidated partnerships are payable as follows:

Year Ending December 31,	(in 000’s)
2010	565
2011	15,675
2012	646
2013	9,692
2014	676
Thereafter	3,573

Total Principal Balance Outstanding	$30,827
Premium (Discount)	(2)

Principal Balance Outstanding, net of premium (discount)	$ 30,825

The mortgage loans payable of wholly owned properties and consolidated partnerships are secured by real estate investments with an estimated fair value of $58.2 million.

Based on borrowing rates available to the Partnership at December 31, 2009 for loans with similar terms and average maturities, the Partnership’s mortgages on wholly owned properties and consolidated partnerships have an estimated fair value of approximately $31 million, and a carrying value of $31 million. Different assumptions or changes in future market conditions could significantly affect estimated fair value.

Note 7:	Financing, Covenant, and Repayment Risks

In the normal course of business, the Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2009 the Partnership had no outstanding matured loans.

A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.

In the event the Partnership’s current investment obligations are not refinanced or extended when they become due and/or the Partnership is required to repay such borrowings and obligations, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and real estate investment sales.

Note 8:	Concentration of Risk on Real Estate Investments

Concentration of risk on real estate investments represents the risk associated with investments that are concentrated in certain geographic regions and industries. The Partnership mitigates this risk by diversifying its investments in various regions and different types of real estate investments. Please refer to the Schedule of Investments for the Partnership’s diversification on the types of real estate investments.

B-14 Real Property

At December 31, 2009, the Partnership had real estate investments located throughout the United States. The diversification of the Partnership’s holdings based on the estimated fair values and established NCREIF regions is as follows:

Region	Estimated Fair Value (in 000’s)	Region %
East North Central	$8,356	4.72%
Mideast	86,634	48.90%
Mountain	1,201	0.68%
Northeast	207	0.12%
Pacific	22,831	12.89%
Southeast	34,561	19.51%
Southwest	23,328	13.16%
West North Central	27	0.02%

Total	$ 177,145	100.00%

The allocations above are based on (1) 100% of the estimated fair value of wholly-owned properties and consolidated joint ventures, and (2) the estimated fair value of the Partnership’s equity in preferred equity investments.

Note 9:	Leasing Activity

The Partnership leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from January 1, 2010 to December 31, 2025. At December 31, 2009, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly owned and consolidated joint venture properties by year are as follows:

Year Ending December 31,	(in 000’s)
2010	$10,916
2011	9,668
2012	7,552
2013	6,089
2014	5,566
Thereafter	18,241

Total	$ 58,032

Note 10:	Commitments and Contingencies

In 1986, Prudential committed to fund up to $100 million to enable the Partnership to acquire real estate investments. Contributions to the Partnership under this commitment have been utilized for property acquisitions, and were to be returned to Prudential on an ongoing basis from contract owners’ net contributions and other available cash. The amount of the commitment has been reduced by $10 million for every $100 million in current value net assets of the Partnership. As of December 31, 2009, the cost basis of Prudential’s equity was $44.2 million. Prudential terminated this commitment on December 31, 2002.

The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of Partnership’s management, the outcome of such matters will not have a significant effect on the financial position of the Partnership.

Note 11:	Related Party Transactions

Pursuant to an investment management agreement, PIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2009, 2008, and 2007 management fees incurred by the Partnership were $2.6 million, $3.4 million, and $3.4 million for each of the years, respectively. The Partnership also reimburses PIM for certain administrative services rendered by PIM. The amounts incurred for the years ended December 31, 2009, 2008, and 2007 were $53,630, $53,630, and $53,630; respectively, and are classified as administrative expenses in the Consolidated Statements of Operations.

B-15 Real Property

During the years ended December 31, 2009, 2008, and 2007, the Partnership made the following distributions to the Partners:

Year Ended December 31,	(000’s)
2009	$ 8,000
2008	$ —
2007	$—

Note 12:	Financial Highlights

	For The Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Per Share(Unit) Operating Performance:
Net Asset Value attributable to general partners’ controlling interest, beginning of period	$31.65	$36.55	$33.87	$29.59	$26.15
Income From Investment Operations:
Net investment income attributable to general partners’ controlling interest, before management fee	1.49	2.15	2.37	2.07	1.67
Investment Management fee attributable to general partners’ controlling interest	(0.39)	(0.51)	(0.50)	(0.45)	(0.40)
Net realized and unrealized gain (loss) on investments attributable to general partners’ controlling interest	(6.87)	(6.54)	0.81	2.66	2.17

Net Increase in Net Assets Resulting from Operations attributable to general partners’ controlling interest	(5.77)	(4.90)	2.68	4.28	3.44

Net Asset Value attributable to general partners’ controlling interest, end of period	$25.88	$31.65	$36.55	$33.87	$29.59

Total Return attributable to general partners’ controlling interest, before Management Fee:	(17.04)%	(12.14)%	9.44%	16.03%	14.76%
Total Return attributable to general partners’ controlling interest, after Management Fee(a):	(18.24)%	(13.40)%	7.91%	14.46%	13.15%
Ratios/Supplemental Data:
Net Assets attributable to general partners’ controlling interest, end of period (in millions)	$167	$214	$247	$229	$205
Ratios to average net assets for the period ended(b):
Total Portfolio Level Expenses	1.60%	1.44%	1.55%	1.51%	1.46%
Net Investment Income, before Management Fee	5.29%	5.87%	6.76%	6.58%	4.89%

(a)	Total Return, after management fee is calculated by geometrically linking quarterly returns which are calculated using the formula below:

Net Investment Income + Net Realized and Unrealized Gains/(Losses)
Beg. Net Asset Value + Time Weighted Contributions –Time Weighted Distributions

(b)	Average net assets are based on beginning of quarter net assets.

B-16 Real Property

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
SCHEDULE III—REAL ESTATE OWNED: PROPERTIES
DECEMBER 31, 2009

	Encumbrances at 12/31/09	Initial Costs to the Partnership		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Year
Description		Land	Building & Improvements		Land	Building & Improvements	2009 Sales	Total	Year of Construction	Date Acquired
Properties:
Office Building Lisle, IL	None	1,780,000	15,743,881	8,662,534	1,949,206	24,237,209		26,186,415	1985	Apr., 1988
Garden Apartments Atlanta, GA	—	3,631,212	11,168,904	5,410,714(b)	4,937,369	15,273,461		20,210,830	1987	Apr., 1988
Retail Shopping Center Roswell, GA	None	9,454,622	21,513,677	6,933,027	11,135,593	26,765,733	(37,901,326)	—	1988	Jan., 1989
Garden Apartments Raleigh, NC	8,998,170(c)	1,623,146	14,135,553	754,271	1,785,544	14,727,426		16,512,970	1995	Jun., 1995
Hotel Portland, OR	—	1,500,000	6,508,729	2,669,166	1,500,000	9,177,895		10,677,895	1989	Dec., 2003
Office Building Nashville, TN	None	1,797,000	6,588,451	4,633,730	1,855,339	11,163,842		13,019,181	1982	Oct., 1995
Office Building Beaverton, OR	None	816,415	9,897,307	1,911,904	845,887	11,779,739		12,625,626	1995	Dec., 1996
Office Complex Brentwood, TN	None	2,425,000	7,063,755	3,075,859	2,463,601	10,101,013		12,564,614	1987	Oct., 1997
Retail Shopping Center Hampton, VA	6,756,057	2,339,100	12,767,956	3,029,343	4,839,418	13,296,981		18,136,399	1998	May, 2001
Retail Shopping Center Westminster, MD	—	3,031,735	9,326,605	2,686,537	3,031,735	12,013,142		15,044,877	2005	June, 2006
Retail Shopping Center Ocean City, MD	15,070,672	1,517,099	8,495,039	13,299,740	1,517,099	21,794,779		23,311,878	1986	Nov., 2002
Garden Apartments Austin, TX	—	2,577,097	20,125,169	113,726	2,577,097	20,238,895		22,815,992	2007	May, 2007
Retail Shopping Center Dunn, NC	None	586,500	5,372,344	480,267	586,500	5,852,611	(201,185)	6,237,926	1984	Aug., 2007
Garden Apartments Charlotte, NC	—	1,350,000	12,184,750	212,190	1,350,000	12,396,940		13,746,940	1998	Sep., 2007

	30,824,899	34,428,926	160,892,120	53,873,008	40,374,388	208,819,666	(38,102,511)	211,091,543

	2009	2008	2007
(a) Balance at beginning of year	245,808,214	236,466,116	199,124,056
Additions:
Acquisitions	—	—	42,218,143
Improvements, etc.	3,385,840	9,936,151	3,179,960
Deletions:
Sale	(38,102,511)	—	(11,288,380)
Reclass of other receivable to Real Estate and Improvements	—	—	3,232,337
Write off of uncollectible interest receivable	—	(594,053)	—

Balance at end of year	211,091,543	245,808,214	236,466,116

(b) Net of $1,000,000 settlement received from lawsuit.
(c) Net of an unamortized discount of $1,830

B-17 Real Property

Report of Independent Registered Public Accounting Firm

To the Partners of
The Prudential Variable Contract Real Property Partnership:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of real estate investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Prudential Variable Contract Real Property Partnership (the “Partnership”) at December 31, 2009 and 2008, and the results of its operations, the changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of The Prudential Insurance Company of America. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2C to the consolidated financial statements, the Partnership changed its accounting, presentation and disclosure for non-controlling interests in consolidated subsidiaries in 2009.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 19, 2010

B-18 Real Property

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fees

In registration statement Form S-1, Registration Number 333-158230 filed March 26, 2009, the Pruco Life of New Jersey Variable Contract Real Property Account registered $1 million of securities and paid a filing fee of $55.80 therefor.

Federal Taxes

The Pruco Life of New Jersey Variable Contract Real Property Account estimates the federal tax effect associated with the deferred acquisition costs attributable to $1 million of premium payments to a variable life insurance contract for which the account serves as an underlying investment over a two year period to be $12,500.

State Taxes

The Pruco Life of New Jersey Variable Contract Real Property Account estimates that approximately $25,000 in premium taxes per  $1 million of premium payments would be owed upon receipt of purchase payments under variable life insurance contracts for which the account serves as an underlying investment.

Printing Costs

The Pruco Life of New Jersey Variable Contract Real Property Account estimates that the annual cost of printing prospectuses for the variable insurance products associated with the securities registered herein would be $16,000.

Legal Costs

This registration statement was prepared by Prudential attorneys whose time is allocated to Pruco Life Insurance Company of New Jersey.

Accounting Costs

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audits the Pruco Life Insurance Company of New Jersey's financial statements, charges approximately $10,000.00 in connection with each filing of this registration statement with the Commission.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations.  The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated.  The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1.A.(6)(c) to its Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

(1A) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Insurance Account.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81243, filed April 29, 1997, on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(1B) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Variable Appreciable Account.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(1C) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company of New Jersey with respect to the Pruco Life of New Jersey Single Premium Variable Life Account and Pruco Life of New Jersey Single Premium Variable Annuity Account.

Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20018, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(3A) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158230 filed March 26, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
(3B) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158230 filed March 26, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.

(3C) By-Laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158230 filed March 26, 2009 on behalf of The Pruco Life of New Jersey Variable Contract Real Property Account.
(3D) Resolution of the Board of Directors establishing Pruco Life of New Jersey Variable Contract Real Property Account.
Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20018, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(4A) Variable Life Insurance Contract.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-81243, filed April 29, 1997, on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(4B)(i) Revised Variable Appreciable Life Insurance Contract with fixed death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(4B)(ii) Revised Variable Appreciable Life Insurance Contract with variable death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89780, filed April 28, 1997, on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(4C) Single Premium Variable Annuity Contract.
Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20018, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(4D) Flexible Premium Variable Life Insurance Contract.
Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20018, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(5) Opinion and Consent of Thomas C. Castano, Esq., as to the legality of the securities being registered.	Filed herewith.
(10A) Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Post-Effective Amendment No. 16 to Form S-1, Registration No. 33-20083-01, filed April 10, 2003, on behalf of the Prudential Variable Contract Real Property Account.
(10B) Administrative Service Agreement among PIM, Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey.	Incorporated by reference to Post-Effective Amendment No. 17 to Form S-1, Registration No. 33-20083-01, filed April 12, 2004 on behalf of the Prudential Variable Contract Real Property Account.
(10C) Partnership Agreement of The Prudential Variable Contract Real Property Partnership.
Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33-20018, filed April 9, 1997, on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	Filed herewith.
(23B) Written consent of Thomas C. Castano, Esq.	Incorporated by reference to Exhibit (5) hereto.
(24) Powers of Attorney: James J. Avery, Jr., Thomas J. Diemer, Robert M. Falzon, Bernard J. Jacob, Scott D. Kaplan, Tucker I. Marr, Stephen Pelletier, Richard F. Vaccaro	Filed herewith.
(b) Financial Statement Schedules Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	Filed herewith.

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10 (a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:  (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 26th day of March, 2010.

Pruco Life Insurance Company of New Jersey In Respect of Pruco Life of New Jersey Variable Contract Real Property Account By: s/ Scott D. Kaplan Scott D. Kaplan Vice President, Finance

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 26th day of March, 2010.

Signature and Title

/s/ *
Tucker I. Marr
Vice President, Chief Financial Officer and
Chief Accounting Officer

/s/ *
James J. Avery, Jr.
Director

/s/*
Thomas J. Diemer
Director

/s/*
Robert M. Falzon
Director

/s/ *
Bernard J. Jacob
Director

/s/*
Scott D. Kaplan
Director

/s/ *
Stephen Pelletier
Director

/s/ *
Richard F. Vaccaro
Director
*By:/s/ Thomas C. Castano Thomas C. Castano (Attorney-in-Fact)

II-2

EXHIBIT INDEX
Item 16.

(a)(5) Opinion and Consent of Thomas C. Castano, Esq., as to the legality of the securities being registered.	II-

(a)(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	II-

(a)(24) Powers of Attorney	II-

(b)Financial Statement Schedules Schedule III-Real Estate Owned by The Prudential Variable Contract Real Property Partnership and Report of Independent Registered Public Accounting Firm thereon.	II-